EXHIBIT 99.1

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of September 13, 2021

among

NOMAD ROYALTY COMPANY LTD.
(as Borrower)

– and –

THE BANK OF NOVA SCOTIA
(as Administrative Agent)

– and –

THE FINANCIAL INSTITUTIONS
FROM TIME TO TIME PARTY HERETO
(as Lenders)

– and –

THE BANK OF NOVA SCOTIA
CANADIAN IMPERIAL BANK OF COMMERCE
(as Co-Lead Arrangers and Joint Bookrunners)

– and –

CANADIAN IMPERIAL BANK OF COMMERCE
(as Syndication Agent)

McCARTHY TÉTRAULT LLP

i

ARTICLE 5 – FEES AND INTEREST		29

5.1	Agency Fee	29
5.2	Amendment and Restatement Fee	29
5.3	Other Fees	29
5.4	Standby Fee	30
5.5	Interest on US Base Rate Loans	30
5.6	Interest on Libor Loans	30
5.7	Calculation of Interest Rates	30
5.8	Interest on Arrears	30

ARTICLE 6 – REPAYMENT, PREPAYMENT AND CANCELLATION		31

6.1	Repayment of the Facility	31
6.2	Mandatory Prepayments	31
6.3	Optional Prepayments	31
6.4	Illegality	31

ARTICLE 7 – PLACE AND CURRENCY OF PAYMENT		32

7.1	Payments to the Agent	32
7.2	Time of Payments	32
7.3	Currency of Payments	32
7.4	Judgment Currency	32
7.5	Payments Net of Taxes	32

ARTICLE 8 – CONDITIONS PRECEDENT		33

8.1	Conditions Precedent to the Effectiveness of this Agreement	33
8.2	Conditions Precedent to All Borrowings	34
8.3	Waiver of Conditions Precedent	34

ARTICLE 9 – SECURITY		34

9.1	Guarantees	34
9.2	Security over Assets	34
9.3	Shares in Subsidiaries	36
9.4	Non-Disturbance Agreements	36
9.5	Acknowledgment and Consent Agreements	36
9.6	Insurance	36
9.7	Hedging, Credit Card and Deposit Obligations, LC Obligations	37
9.8	Validity of the Security and Contents of Security Documents	38

ARTICLE 10 – REPRESENTATIONS AND WARRANTIES		38

10.1	Corporate Existence and Capacity	38
10.2	Authorization and Validity	38
10.3	No Breach	38
10.4	Approvals	39

ii

10.5	Compliance with Laws and Permits	39
10.6	Title to Assets	39
10.7	Litigation	39
10.8	No Default	39
10.9	Solvency	39
10.10	Taxes	39
10.11	Pension Plans	40
10.12	Restriction on Payments	40
10.13	Metal Purchase Contracts	40
10.14	Corporate Structure Chart	40
10.15	Financial Statements and Financial Year	40
10.16	No Material Change	41
10.17	True and Complete Disclosure	41
10.18	Anti-Money Laundering Laws	41

ARTICLE 11 – AFFIRMATIVE COVENANTS		42

11.1	General Covenants	42
11.2	Use of Proceeds	42
11.3	Know your Customer Laws	43
11.4	Banking Arrangements	43
11.5	Further Assurances	43
11.6	Representations and Warranties	43

ARTICLE 12 – NEGATIVE COVENANTS		43

12.1	Negative Pledge	43
12.2	Funded Debt	44
12.3	Limitations on Fundamental Changes	44
12.4	Investments	45
12.5	Acquisitions	45
12.6	Metal Purchase Contracts	45
12.7	Distributions	45
12.8	Financial Assistance	46
12.9	Derivative Instruments	46
12.10	Transactions with Related Parties	46

ARTICLE 13 – FINANCIAL COVENANTS		46

13.1	Interest Coverage Ratio	46
13.2	Net Debt to EBITDA Ratio	46
13.3	Minimum Tangible Net Worth	46

ARTICLE 14 – REPORTING REQUIREMENTS		47

14.1	Annual Reporting	47
14.2	Quarterly Reporting	47
14.3	Reporting from Time to Time	47
14.4	Metal Purchase Contracts	48
14.5	Hedging Agreements	48
14.6	Documentation	48

iii

ARTICLE 15 – EVENTS OF DEFAULT AND REMEDIES		48

15.1	Events of Default	48
15.2	Remedies	49

ARTICLE 16 – EQUALITY AMONG LENDERS		50

16.1	Distribution among Lenders	50
16.2	Other Security	50
16.3	Direct Payment to a Lender	50
16.4	Adjustments	50

ARTICLE 17 – THE AGENT AND THE LENDERS		50

17.1	Appointment of the Agent	50
17.2	Restrictions on the Powers of the Lenders	50
17.3	Security Documents	51
17.4	Action by Agent	51
17.5	Events of Default	51
17.6	Enforcement Measures	51
17.7	Indemnification	51
17.8	Reliance on Reports	51
17.9	Liability of the Agent	52
17.10	Credit Assessment by the Lenders	52
17.11	Rights of the Agent as Lender	52
17.12	Sharing of Information	52
17.13	Competition	52
17.14	Successor Agent	53
17.15	Defaulting Lenders	53
17.16	Erroneous Payments	54

ARTICLE 18 – DECISIONS, WAIVERS AND AMENDMENTS		57

18.1	Amendments and Waivers by the Majority Lenders	57
18.2	Amendments and Waivers by Unanimous Approval	57
18.3	Amendments requiring the Consent of the Affected Party	58

ARTICLE 19 – MISCELLANEOUS		58

19.1	Books and Accounts	58
19.2	Determination	58
19.3	Prohibition on Assignment by the Borrower	58
19.4	Assignments and Participations	58
19.5	Notes	59
19.6	No Waiver	59
19.7	Irrevocability of Notices of Borrowings	59
19.8	Set-off	59
19.9	Indemnification	59
19.10	Corrections of Errors	60
19.11	Communications	60
19.12	Counterparts	61

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ARTICLE 20 – NOTICES		61

20.1	Sending of Notices	61
20.2	Receipt of Notices	61

SCHEDULE "A" APPLICABLE MARGINS OR RATES.	A-1

SCHEDULE "B" COMMITMENTS.	B-1

SCHEDULE "C" NOTICE OF BORROWING [CONVERSION OR RENEWAL].	C-1

SCHEDULE "D" FORM OF COMPLIANCE CERTIFICATE.	D-1

SCHEDULE "E" METAL PURCHASE CONTRACTS.	E-1

SCHEDULE "F" FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT.	F-1

SCHEDULE "G" ADDRESSES FOR NOTICE PURPOSES.	G-1

v

CREDIT AGREEMENT

This Agreement is made as of September 13, 2021 among Nomad Royalty Company Ltd., a corporation incorporated under the laws of Canada, as borrower (the “Borrower”), The Bank of Nova Scotia, a Canadian bank, as administrative agent (in such capacity, the “Agent”), and each financial institution from time to time party hereto, as lender (each, a “Lender”).

RECITALS:

A.

The Borrower has requested that the Lenders make available to the Borrower a revolving facility in an initial maximum principal amount of US$125,000,000 for the purposes of financing metal streaming and royalty acquisitions and investments.

B.	The Lenders are willing to make such revolving facility available to the Borrower upon the terms and conditions set herein.

THEREFORE, the parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires, the following terms have the respective meanings set out below (and all such terms that are defined in the singular have the corresponding meaning in the plural and vice versa):

“Acknowledgment and Consent Agreement” has the meaning given to such term in Section 9.5.

“Acquisition” means:

(a)	if the acquisition is a share purchase, the relevant Credit Party shall Control the entity being acquired immediately following the completion of such acquisition;

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division, business or unit of the vendor) are being acquired; or

(c)	any acquisition of any royalty, any commodity stream, any working interest, any mining title, claim, lease or any interest therein, or any similar interest.

“Affiliate” means, with respect to a Person, any other Person that directly or indirectly Controls, or is Controlled by, or is under common Control with, that Person.

“Agent” means The Bank of Nova Scotia or any successor agent appointed pursuant to Section 17.14.

“Agent’s Office” means the administrative office of the Agent designated by the Agent from time to time as its administrative office for the purposes hereof, after notice to the Lenders.

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“Anti-Corruption Laws” means all applicable laws of any governmental authority of any jurisdiction applicable to any Credit Party and/or its Affiliates concerning or relating to bribery or corruption.

“Anti-Money Laundering Laws” means, individually and collectively, the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), any other applicable anti-money laundering law or anti-terrorism financing law regarding any Sanctions or Sanctions List, and/or any “know your client” or “know your customer” matters (of Canada or the United States or otherwise), as in effect on the date hereof and as may in the future be amended from time to time.

“Applicable Margin (or Rate)” means a margin (or rate) determined in accordance with Schedule "A".

“Blyvoor Metal Purchase Contract” means the purchase and sale agreement (Gold) between OMF Fund II (SO) Ltd. and Blyvoor Capital dated August 30, 2018, as amended by a deed of amendment dated April 1, 2019 and a waiver of conditions precedent dated April 12, 2019.

“Bonikro Stream” means the Purchase and Sale Agreement, dated as of October 7, 2019, entered into among OMF III (MG) Ltd, as original purchaser, Afrique Gold (Mauritius), Newcrest Hire Holdings Pte Ltd, Hiré Gold Mine SA, Bonikro Gold Mine SA and Afrique Gold Exploration SARL, as sellers, F&M Gold Resources Ltd, Allied Gold Canadian Acquisition Corp. and Allied Gold Exchange Corp., as guarantors, OMF III (MG) Ltd, as purchaser’s agent and OMF Fund III (F) Ltd, as offshore security agent.

“Borrower” means Nomad Royalty Company Ltd.

“Borrowings” means the US Base Rate Loans, the Libor Loans and the Letters of Credit.

“Branch of Account” means a branch of the Agent where the Agent has established an account for the Facility as may be designated by the Agent from time to time, after consultation with the Borrower.

“Business Day” means a day on which banks are open for business in Montréal and Toronto, excluding Saturday and Sunday; where such term is used in the context of a US Base Rate Loan, such day must also be a day on which banks are open for business in New York City and where such term is used in the context of a Libor Loan, such day must also be a day on which banks are open for business in New York City and London, England.

“Capital Stock” means common shares, preferred shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate, equity preferred or common interests in a limited liability company, limited or general partnership interests in a partnership or any other equivalent to such ownership interest.

“Commitment” means, with respect to each Lender, its proportion (expressed as a percentage or as an amount, as the case may be) of the aggregate amount of the Facility, as specified in Schedule "B", subject however to any readjustment made pursuant to this Agreement.

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“Commodity Exchange Act” means the U.S. Commodity Exchange Act (7 U.S.C. Section 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a certificate of a senior financial officer of the Borrower in the form of Schedule "D".

“Control” (including any correlative term) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person (whether through ownership of Capital Stock, by contract or otherwise); without limiting the generality of the foregoing (i) a Person is deemed to Control a corporation if such Person (or such Person and its Affiliates) holds outstanding shares or other rights carrying more than 50% of the voting power in the election of the board of directors of the corporation, (ii) a Person is deemed to Control a partnership if such Person (or such Person and its Affiliates) holds more than 50% in value of the Capital Stock of the partnership, (iii) a Person is deemed to Control a trust if such Person (or such Person and its Affiliates) holds more than 50% in value of the beneficial interests in the trust, and (iv) a Person that controls another Person is deemed to Control any Person controlled by that other Person.

“Corporate Structure Chart” means the corporate structure of the Credit Parties and the other information contemplated by Section 10.14 and to be delivered to the Lenders pursuant to Section 8.1(a)(iv).

“Credit Card Obligations” has the meaning given to such term in Section 9.7(a).

“Credit Documents” means this Agreement, the Security Documents, any note issued pursuant to Section 19.5 and any other present and future document relating to any of the foregoing, in each case, as amended, supplemented or restated; for clarity, Credit Documents shall include any credit card agreements relating to Credit Card Obligations, as well as agreements relating to Transfer and Deposit Obligations.

“Credit Parties” means the Borrower and each of its Subsidiaries.

“Default” means any event or circumstance which constitutes an Event of Default or which, with the lapse of time, the giving of a notice or both, would constitute an Event of Default.

“Distribution” means:

(a)

any payment in cash or in kind that provides an income (including interest or dividend) or a return on, or constitutes a distribution or redemption or other retirement of, the Capital Stock of a Person (other than a dividend paid by way of the issuance of new Capital Stock), it being understood that the term Capital Stock in this definition includes (i) all shares or other units of the capital of a Person even if such Capital Stock is treated as liabilities under GAAP and (ii) options or similar rights to acquire Capital Stock; and

(b)	any payment in cash on account of the Yamana Deferred Payment.

“Dollar” and the symbol “$” mean the lawful money of Canada.

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“EBITDA” means, with respect to a Person, the net income of such Person for the period ending on the date that EBITDA is determined, plus the following items, to the extent such items have been deducted in calculating net income:

(a)	Interest Expense;

(b)	amortization and depreciation; and

(c)	income taxes;

provided that net income is calculated excluding gains or losses from extraordinary, unusual or non-recurring items and non-cash items (including unrealized gains and losses from Hedging Agreements).

“Effective Date” means the date at which this Agreement becomes effective, as provided in the first paragraph of Section 8.1.

“Environmental Laws” means all laws, rules and regulations, and any orders or legally binding policies, in each case as now or hereafter in effect, relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes into the indoor or outdoor environment, including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower as shareholders’ equity of the Borrower.

“Erroneous Payment” has the meaning assigned to it in Section 17.16(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 17.16(d).

“Erroneous Impacted Class” has the meaning assigned to it in Section 17.16(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 17.16(d).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 17.16(d).

“Excluded Swap Obligations” means with respect to any Credit Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act, if, and only to the extent that, the performance of such Credit Party of such “swap” obligation, including all or a portion of the guarantee of such Credit Party of, or the grant by such Credit Party of a Lien to secure, such “swap” obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act by virtue of such Credit Party’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act.

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“Event of Default” means any event of default specified in Section 15.1.

“Facility” has the meaning given to such term in Section 2.1.

“Funded Debt” means, with respect to a Person, and without duplication, all obligations that under GAAP should be classified on such Person’s balance sheet as liabilities, (i) including, whether or not so classified, Guarantees, balances of sale and earn out payments, capital and synthetic lease obligations, reimbursement obligations related to letters of credit or of guarantee or similar instruments, and the negative mark-to-market value of Hedging Agreements and derivative instruments (but only to the extent accelerated as a result of the occurrence of a termination event thereunder), but (ii) excluding deferred taxes, non-controlling interests, accrued benefit liabilities, trade accounts payable, obligations under operating leases and other accrued obligations incurred in the ordinary course of business and any other non-cash liabilities specifically related to Yamana’s right to conversion expressed as “Deferred Payment Liability – Conversion Option” in the Borrower’s balance sheet.

“GAAP” means generally accepted accounting principles which are in effect in Canada from time to time, including the International Financial Reporting Standards, subject however to Section 1.4(b).

“Guarantee” means any obligation, contingent or not, directly or indirectly guaranteeing any liability or indebtedness of any Person or protecting a creditor of such Person from a loss in respect of any such liability or indebtedness or having the same economic effect;

“Hedging Agreement” means any financial contract or arrangement whose obligations are derived from, referenced to, or based on, one or more underlying reference items such as interest rates, indices, currencies, commodities, securities or other ownership interests, credit or guarantee obligations, debt securities, climatic variables, bandwidth, freight rates, emission rights, real property indices and inflation or other macroeconomic data and includes foreign exchange contract, interest rate hedging contract and any other financial contract or arrangement capable of protecting a Person against fluctuations of such underlying reference items.

“Increase” has the meaning given to such term in Section 2.10(a).

“Interest Coverage Ratio” means, with respect to the Borrower on a consolidated basis, the ratio of EBITDA to Interest Expense for the 12‑month period ending on the date the ratio is calculated.

“Interest Expense” means, for any period, the aggregate amount of cash interest and other cash financing charges during such period, in each case determined in accordance with GAAP.

“Investment” means any initial capital investment (deposit) required under a long-term metal purchase contract (streaming agreement); any advance, loan or similar transaction where the relevant Material Credit Party has the option to convert such amount into a prospective Metal Purchase Contract or otherwise apply such amount as a consideration payable under such a Metal Purchase Contract; and any acquisition of Capital Stock or bonds, debentures, notes or any other titles of indebtedness of any Person (other than a Credit Party); except in each case where such acquisition would qualify as an Acquisition.

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“Issuing Lender” means The Bank of Nova Scotia, provided that the Borrower will be entitled with the consent of the Agent to replace an Issuing Lender by another Lender under the Facility who has a Commitment under the Facility and is willing to issue Letters of Credit.

“LC Obligations” means obligations in respect of Letters of Credit.

“Lender” means each of the Persons having executed this Agreement as Lender and/or an Issuing Lender and any other Person who becomes a Lender and/or an Issuing Lender in accordance with this Agreement.

“Letter of Credit” means a standby letter of credit or a commercial letter of credit issued or deemed to be issued by the Issuing Bank pursuant to the Facility at the request and for the account of the Borrower under this Agreement.

“Libor” means, with respect to any Libor Loan, the annual rate of interest determined by the Agent as being the average rate for deposits in US Dollars in the London interbank market which is shown on the Libor 01 page (or any successor page) of the Reuters service as of 11:00 a.m. (London, England time) on the second Business Day prior to the commencement of the applicable Libor Loan and for a comparable period, or if such rate is not available, the annual rate (rounded up to the nearest 0.01%) which the Agent is prepared to offer in the London interbank market for taking deposits in U.S. Dollars at approximately 11:00 a.m. (London time) on the second Business Day prior to the commencement of the applicable Libor Loan and for a comparable period; provided that if the Libor on any day is less than zero percent (0%), then the Libor on such day will be deemed to be zero percent (0%). In the event that Libor is no longer available, “Libor” shall mean a comparable or successor rate which is approved by the Agent, provided that the approved rate shall be applied in a manner consistent with market practice or, to the extent such market practice is not administratively feasible for the Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Agent.

“Libor Loan” means a loan denominated in US Dollars made pursuant to this Agreement and bearing interest at Libor, plus the Applicable Margin.

“Lien” means any hypothec, security interest, mortgage, lien, right of preference, pledge, assignment by way of security or any other encumbrance of any nature that secures the performance of an obligation, and a Person is deemed to own subject to a Lien any property or assets that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or synthetic lease or similar agreement (other than an operating lease) relating to such property or assets.

“Liquidity” means, at any time, the sum of (without duplication) the Credit Parties’ cash on deposit in accounts maintained with the Lenders which are subject to the Security and the undrawn portion of the Facility.

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“Majority Lenders” means any group of Lenders whose Commitments amount in the aggregate to at least 66⅔% of the aggregate amount of the Facility, provided that if there are no more than two Lenders then the Majority Lenders will consist of these two Lenders.

“Material Acquisition” means any Permitted Acquisition by way of a transaction document, the purchase price for which paid or payable by the relevant Credit Party on closing of such Acquisition or within twelve months thereof is at least US$50,000,000 or the equivalent thereof in another currency.

“Material Adverse Change” means any change, condition, event or occurrence which, when considered individually or together with other changes, conditions, events or occurrences, could reasonably be expected to have a Material Adverse Effect.

“Material Adverse Effect” means (i) a material adverse effect on the financial condition, business, operations, assets or liabilities or prospects of the Credit Parties taken as a whole, (ii) a material adverse effect on the ability of any Credit Party to perform its obligations under any Credit Document, or, (iii) a material impairment of the rights or remedies of the Agent and the Lenders under any Credit Document.

“Material Credit Parties” means each of the Borrower, the Material Subsidiaries and the other Persons designated as Material Credit Parties pursuant to Section 1.2.

“Material Metal Purchase Contract” means any Metal Purchase Contract that (i) is listed in Schedule E of this Agreement, or (ii) generates annual revenues of US$[Amount redacted – sensitive commercial information] or more in any year, or (iii) is acquired for a purchase price of US$[Amount redacted – sensitive commercial information] or more.

“Material Subsidiary” means any direct or indirect Subsidiary of the Borrower that (i) is acquired using the proceeds of a Borrowing, or (ii) has annual revenues of US$5,000,000 or more, or (iii) is a party to a Material Metal Purchase Contract; provided that where the aggregate consideration for all Subsidiaries of the Borrower acquired or established after the Effective Date and which do not constitute Material Subsidiaries in accordance with the aforementioned criteria exceed US$50,000,000 (taking into account investments after the relevant Subsidiary is acquired or established, by way of equity interests, loans or other financial assistance), all such non-material Subsidiaries shall immediately become Material Subsidiaries.

“Maturity Date” means September 13, 2025, or as may by extended in accordance with Section 2.11, provided that with respect to any Non-Extending Lender, the Maturity Date will be the Non-Extending Lender’s Maturity Date applicable to it under such section.

“Metal Purchase Contracts” means all present and future metal stream contract, royalty contracts or any agreement akin to the foregoing from time to time.

“Net Debt” means Funded Debt (other than the Yamana Deferred Payment) less the Credit Parties’ cash on deposit in accounts maintained with the Lenders which are subject to the Security.

“Net Debt to EBITDA Ratio” means, with respect to the Borrower calculated on a consolidated basis the ratio of (i) Net Debt to (ii) EBITDA for the 12-month period ending on the date the ratio is calculated.

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“OFAC” means The Office of Foreign Assets Control (OFAC) of the U.S. Department of Treasury.

“Orion” means collectively Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP.

“OSFI” means the Office of the Superintendent of Financial Institutions (Canada).

“Payment Recipient” has the meaning assigned to it in Section 17.16(a).

“Permitted Acquisitions” means the Acquisition of or from a Person in the mining sector exclusively in the Permitted Jurisdictions and holding Metal Purchase Contracts.

“Permitted Dispositions” means, in respect of the Credit Parties, (i) any disposition of inventory made in the ordinary course of business; (ii) any disposition of assets which are obsolete, redundant or of no material economic value, (iii) any disposition of securities held in a securities account, and (iv) other dispositions of assets which do not exceed in any financial year [Percentage redacted – sensitive commercial information] of the total tangible net worth at the date of the most recent verified financing statements (based on book value or, in the case of Metal Purchase Contracts, on the amount of consideration received for each such contract) for all Credit Parties in the aggregate, calculated net of the proceeds of any said dispositions which are reinvested in the Credit Parties within [Number redacted – sensitive commercial information] days following their receipt.

“Permitted Investments” means an Investment in a Person operating Metal Purchase Contracts in the mining sector exclusively in the Permitted Jurisdictions or an Investment in a mineral exploration company operating exclusively in the Permitted Jurisdictions with a view of converting same in Metal Purchase Contracts.

“Permitted Jurisdictions” means all jurisdictions other than Venezuela, Ecuador, Bolivia, Haiti, Cuba, Iran, Iraq, Syria, Libya, Yemen, Somalia, Tajikistan, Turkmenistan, Russia, Sudan, Southern Sudan, North Korea, Pakistan, Afghanistan, Myanmar, Uzbekistan, Equatorial Guinea, Burundi, Democratic Republic of the Congo, Chad, Nigeria, Angola and otherwise any country subject Sanctions.

“Permitted Liens” means:

(a)

Liens imposed or arising by operation of law (including for greater certainty tax Liens and landlord statutory liens), in each case, in respect of obligations not yet due or which have been postponed or are being contested in good faith and by appropriate proceedings to the extent that adequate reserves are maintained;

(b)

pledges or deposits made in the ordinary course of business in connection with bids, tenders, leases or contracts (other than for Funded Debt) or to comply with the requirements of any legislation or regulation applicable to the Credit Parties or their business or assets;

(c)

Liens securing obligations incurred in connection with the purchase or the lease of any movable or immovable property, or securing any renewal, extension or replacement of such obligations, provided that any such Lien charges only such property and for an amount not in excess of the related obligation and that the aggregate of all amounts secured by such Liens does not exceed US$[Amount redacted – sensitive commercial information];

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(d)

reservations in any original grants from the Crown of any land or interest therein, statutory exceptions to title and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title;

(e)

servitudes, easements or rights of way for public purposes utility or for encroachments, rights of view or otherwise, including, without in any way limiting the generality of the foregoing, the sewers, drains, gas and water mains, steam transport, electric light and power or telephone and telegraph conduits, poles and cables, pipelines or zoning restrictions affecting any Credit Party’s immovable or real property which will not materially or adversely impair the use for which any Credit Party’s immovable or real property is intended nor substantially diminish any Liens thereon;

(f)

any Lien of any judgment rendered or claim filed against any Credit Party, which such Credit Party or others on its behalf shall be contesting diligently and in good faith by proper legal proceedings, provided the action to enforce the same has not proceeded to final non-appealable judgment and adequate provision has been made for the payment thereof in accordance with GAAP, provided that no Material Adverse Effect would reasonably be expected to occur if the contestation was unsuccessful;

(g)

any Lien incurred in the ordinary course of business in connection with worker’s compensation, unemployment, insurance, social security and other governmental rules and that do not materially impact the use or value of the related assets;

(h)

any Lien of any craftsman, workman, builder, contractor, supplier of materials, architect, engineer or subcontractor of any other similar Lien related to the construction or the renovation of any property, provided that such Lien secures an obligation whose term has not expired or that any Credit Party is not in default to perform same, or if its term has expired or any Credit Party is in default to perform same, provided that a Credit Party commences action within a delay of less than thirty (30) days of its registration or publication to cause its cancellation or radiation unless the validity of such Lien is being contested diligently and in good faith by or on behalf of any such Credit Party by proper legal proceedings, provided the action to enforce the same has not proceeded to final non-appealable judgment and adequate provision has been made for the payment thereof in accordance with generally accepted accounting principles;

(i)	deposits of cash or securities in order to secure appeal bonds or bonds required in respect of judicial proceedings;

(j)

statutory Liens of warehousemen or bailees or similar Liens on inventory arising in the ordinary course of business of any Credit Party, provided such Lien secures an obligation which is not yet due or delinquent; and

(k)	all Liens created under a Credit Document or otherwise in favour of the Agent in connection with the obligations referred to herein or related thereto.

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“Person” means any natural person, corporation, company, partnership, joint venture, limited liability company, unincorporated organization, trust or any other entity.

“Sanctioned Entity” means (i) a country, region, or territory, or any government or political subdivision of any country, region, or territory, (ii) a governmental authority of any country, region, or territory, (iii) an organization directly or indirectly controlled by a country, region, or territory or its respective government, or (iv) a Person or entity resident in or determined to be resident in a country, region, or territory, that is subject to a country sanctions program administered and enforced by OSFI or OFAC or any other Canadian or United States governmental authority or the United Nations Security Council and described or referenced or otherwise published from time to time by such governmental authority.

“Sanctioned Person” means a natural Person named on any Sanctions List, including without limitation (a) the list of “Designated Persons” maintained by OSFI available at or through http://www.osfi-bsif.gc.ca/eng/fi-if/amlc-clrpc/pages/dsninstr.aspx; and/or (b) the list of “Specially Designated Nationals” maintained by OFAC available at or through http://www.ustreas.gov/offices /enforcement/ofac/ or as otherwise published from time to time.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by:

(a)	Global Affairs Canada, Innovation, Science and Economic Development Canada, OSFI or any other applicable Canadian governmental authority;

(b)

(i) the U.S. government and administered by OFAC or (ii) the U.S. State Department, the U.S. Department of Commerce, the U.S. Department of the Treasury or any other United States governmental authority;

(c)	the European Union or the United Kingdom; and

(d)	the United Nations Security Council.

“Sanctions List” means any of the lists of specifically designated nationals or designated persons or entities (or equivalent) held by the U.S. government and administered by OFAC, the U.S. State Department, the U.S. Department of Commerce or the U.S. Department of the Treasury, or the United Nations Security Council or any similar list maintained by any other Canadian or United States governmental authority, in each case as the same may be amended, supplemented or substituted from time to time.

“Security” means the Liens, Guarantees and other security provided to or for the benefit of the Lenders and the Agent pursuant to Article 9.

“Security Documents” means any document or agreement evidencing or relating to the Security.

“Subsidiary” means a Person that is under the Control of another Person.

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“Tangible Net Worth” means, at any particular time with respect to the Borrower on a consolidated basis, the amount of Equity at such time less (i) the aggregate of the amounts at such time attributable to that portion of any outstanding Capital Stock which, by its terms (or by the terms of any Capital Stock into which it is convertible or for which it is exchangeable), or upon the happening of any event, mature or are redeemable pursuant to a sinking fund obligation or otherwise, or are redeemable for cash or debt at the sole option of the holder thereof on or prior to the Maturity Date, (ii) the aggregate of the amounts, at such time, which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower as goodwill, deferred expenses and other intangible assets, and (iii) the aggregate of the amounts at such time due to the Borrower by its Affiliates.

“Transfer and Deposit Obligations” has the meaning given to such term in Section 9.7(a).

“US Base Rate” means, for any day, the greater of:

(a)	the annual rate of interest established by the Agent as being its reference rate then in effect for determining interest rates for commercial loans denominated in US Dollars made in Canada; and

(b)

the federal funds effective rate in effect on such day (and if such day is not a Business Day, then on the preceding Business Day), plus [Percentage redacted – sensitive commercial information]; the term “federal funds effective rate” means the rate usually designated as such and as published by the Federal Reserve Bank of New York for the relevant Business Day, or if such rate is not available on any Business Day, the rate that the Agent is prepared to offer, at approximately 9:00 a.m. on such day, for taking overnight deposits in US Dollars in New York.

“US Base Rate Loan” means a loan denominated in US Dollars and bearing interest at the US Base Rate, plus the Applicable Margin.

“US Dollar” or the symbol “US$” means lawful money of the United States of America.

“Yamana” means Yamana Gold Inc. and includes its Affiliates.

“Yamana Deferred Payment” means the deferred payment in the amount of US$10,000,000 payable by the Borrower to Yamana pursuant to the Yamana Deferred Payment Agreement.

“Yamana Deferred Payment Agreement” means deferred payment agreement dated as of May 27, 2020 between Yamana and the Borrower.

1.2 Material Credit Parties

(a)	As of the date of this Agreement, the only Material Credit Parties are the Borrower, OMF Fund III (Mg) Ltd. and OMF Fund II SO Ltd.

(b)

In addition to the Material Subsidiaries, the Borrower will designate any other Credit Party as Material Credit Party as is required to comply with Section 1.2(c) by giving to the Agent a designation notice identifying such Subsidiary (specifying its jurisdiction of incorporation and its registered and chief executive offices) and certifying that the latter is a wholly‑owned Subsidiary of the Borrower, and will cause such Credit Party (and any Subsidiary becoming a Material Subsidiary after the date hereof) to deliver to the Agent within 60 days of (a) in a case of a designation by the Borrower of a Credit Party as Material Credit Party, the date of such designation; and (b) in the case of a Subsidiary becoming a Material Subsidiary after the date hereof, the date on which such Subsidiary became a Material Subsidiary or, as applicable, was acquired by the relevant Credit Party), the following documents:

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(i)	the Security Documents to be provided by the Credit Party so designated as required by Article 9; and

(ii)	corporate documents and legal opinions in respect of such Credit Party of the type listed under 8.1(a)(i), 8.1(a)(ii), 8.1(a)(iii), and 8.1(a)(xi);

provided that no such Security Documents shall be provided by Compania Minera Caserones until (i) Compania Minera Caserones becomes a wholly-owned Subsidiary of the Borrower, or (ii) the shareholders agreement relating to Compania Minera Caserones is terminated or otherwise modified in a way that provides Nomad with sufficient control over Compania Minera Caserones to cause such corporation to grant the required security in favour of the Agent, whichever of the aforementioned occurs first.

(c)	The following provisions will apply in respect of all Material Credit Parties and the Borrower covenants that such provisions will be complied with at all times:

(i)

the aggregate amount of the unconsolidated EBITDA of all Material Credit Parties must at all times represent at least [Percentage redacted – sensitive commercial information] of the EBITDA of the Borrower (on a consolidated basis) for its most recent four‑quarter fiscal period; and

(ii)

the aggregate revenues of all Material Credit Parties must at all times represent at least [Percentage redacted – sensitive commercial information] of the revenues of the Borrower (on a consolidated basis) at the end of its most recent fiscal quarter.

Such determination will be initially made on the basis of the financial statements delivered pursuant to Sections 14.1 and 14.2.

(d)	Each Material Credit Party will remain so even if it ceases to qualify as a Material Subsidiary.

1.3 Currency Conversions

Where any amount expressed in any currency has to be converted or expressed in another currency, or where its equivalent in another currency has to be determined (or vice versa), the calculation is made at the spot rate announced or quoted by the Bank of Canada in accordance with its normal practices at or around 4:30 pm (end of day) on the immediately preceding Business Day, for the relevant currency against the other currency (or vice versa). If the Bank of Canada does not announce or quote such a rate, then the Agent will use the spot rate available from the Bloomberg or Reuters service, or if such rate is not available, its own spot rate or, if it does not have its own rate, a rate it determines to be reasonable.

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1.4 Accounting Terms, Calculations and Historical Adjustments

(a)

Unless otherwise provided, (i) terms and expressions of an accounting or financial nature have the respective meanings given to such terms and expressions under GAAP; (ii) calculations must be made in accordance with GAAP insofar as applicable, and (iii) financial ratios must be calculated on a consolidated basis of the Borrower.

(b)

In the event of a change in GAAP having a material effect on the intent or the application of the provisions of this Agreement which are of a financial nature, the Borrower and the Agent, at the request of either of them, will use reasonable efforts to negotiate amendments to the affected provisions in order to preserve their original intent or to facilitate their application provided that all such amendments will be subject to Article 18. Should no such amendments be agreed on by the Borrower and the Lenders within 90 days from any such request, then the affected provisions will be applied as if the change in GAAP giving rise to the request had not occurred.

(c)

If any business is acquired, discontinued or disposed of during any period in respect of which EBITDA or Interest Expense has to be calculated, the historical financial results of such business will be included or excluded (as applicable) in the relevant calculations for that period as if the acquisition, disposition or discontinuance had occurred on the first day of said calculation period.

1.5 Time

Except where otherwise indicated in this Agreement, any reference to time means local time in Montréal.

1.6 Headings and Table of Contents

The headings and the Table of Contents are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.7 Governing Law

This Agreement is governed by and construed in accordance with laws of the province of Québec and the laws of Canada applicable therein.

1.8 Inconsistency

In the event of inconsistency between this Agreement and any other Credit Document, the provisions of this Agreement must be accorded precedence.

ARTICLE 2 – THE FACILITY

2.1 The Facility

Each Lender individually agrees to make available to the Borrower a revolving credit facility (the “Facility”) in a principal amount at any time not to exceed its Commitment under such facility in effect at such time. As at the date of this Agreement, the collective Commitments of the Lenders under the Facility aggregate to US$125,000,000.

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2.2 Purpose of the Facility

The Borrower will use the Facility to finance Permitted Acquisitions and Permitted Investments.

2.3 Facility Availability

(a)	The Facility will revolve and, accordingly, Borrowings may be obtained, repaid and re-obtained by the Borrower until the Maturity Date.

(b)	Borrowings may be obtained in the form of:

(i)	US Base Rate Loans;

(ii)	Libor Loans; and

(iii)	Letters of Credit, provided that the total amount of Borrowings made in the form of Letters of Credit shall not, at any time, exceed US$ [Amount redacted – sensitive commercial information].

2.4 Manner of Availability

Except as otherwise provided in this Agreement, each Borrowing will be made through the Agent at the Branch of Account and will be allocated by the Agent among the Lenders in the proportion of their respective Commitments.

2.5 Notice of Borrowings

To obtain a Borrowing, the Borrower must give a notice to the Agent specifying:

(a)	the selected form of Borrowing;

(b)

the amount of the Borrowing, which must be a multiple of US$ [Amount redacted – sensitive commercial information] with a minimum of US$ [Amount redacted – sensitive commercial information] per Borrowing;

(c)	the date of the Borrowing, which must be a Business Day; and

(d)	to the extent applicable, the period of the Borrowing.

The notice must be given by telephone not later than 10:00 a.m. (i) in the case of a US Base Rate Loan, one Business Day prior to the Borrowing, (ii) in the case of a Libor Loan, three Business Days prior to the Borrowing, and (iii) in the case of a Letter of Credit, two Business Day prior to the Borrowing. Each telephone notice must be followed by a written confirmation on the same date, in the form of Schedule "C" or in any other manner as may be agreed between the Agent and the Borrower.

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2.6 Funding

(a)

At the request of the Agent, each Lender will promptly pay to the Agent such Lender’s share of any Borrowing made or to be made by the Agent on behalf of the Lenders. The Agent will provide the Lenders with such information as may be necessary in order for the Lenders to make payments to the Agent and fund their respective shares of any Borrowing.

(b)

Any amount to be paid by a Lender to the Agent must be available to the Agent at the Agent’s Office by 1:00 p.m. on the applicable day. Any amount to be disbursed by the Agent to the Borrower will be made available to the Borrower by crediting the Borrower’s account at the Branch of Account or at any other place to be agreed upon from time to time between the Borrower and the Agent.

2.7 Lender’s Failure to Fund

If a Lender fails to advance its share of any Borrowing and, despite such failure, the Agent advances such amount to the Borrower, the Agent may recover such amount from such Lender or, if it is unable to do so, from the Borrower, with interest from the date of disbursement at the rate applicable to Borrowings in the same form. Nothing in this Section obliges the Agent to fund any Borrowing or advance any sums on behalf of a Lender who has failed to comply with its obligations.

2.8 Conversions and Renewals

(a)

The Borrower may convert the whole or any part of the outstanding Borrowings under the Facility from one form of permitted Borrowings to another form of permitted Borrowings and may renew Libor Loans, provided that Libor Loans may be converted prior to the maturity of their respective periods subject to payment by the Borrower of all applicable breakage costs concurrently therewith, and provided further that Letters of Credit may not be converted.

(b)	Sections 2.3 to 2.7, adapted accordingly, apply to a conversion or a renewal.

(c)	Unless they are repaid, converted or renewed upon the maturity date of their respective periods, Libor Loans will then become US Base Rate Loans.

2.9 Limitations on Lender’s Obligation to Fund

Each Lender’s obligation to fund Borrowings is limited to such Lender’s Commitment. The obligations of the Lenders hereunder are not solidary and are not joint and several, and no Lender is responsible for the obligations of any other Lender.

2.10 Increase in the Facility

(a)	At any time after the date of this Agreement, provided that at such time:

(i)

the Borrower demonstrates a minimum consolidated EBITDA (for greater certainty, with any adjustment to be made as provided for in Section 1.4(c)) of US$ [Amount redacted – sensitive commercial information] calculated for the 12-month period ending on the date at which the Borrower requests the increase provided under this Section 2.10; and

(ii)	no Default or Event of Default has occurred and is continuing,

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then the Borrower may, by notice to the Agent, request an increase up to US$25,000,000 in the amount of the Facility (the “Increase”). The notice must specify the amount of the proposed Increase, which must be a multiple of US$ [Amount redacted – sensitive commercial information], and be accompanied by a Compliance Certificate showing the above minimum EBITDA requirement. Upon receipt of such notice and such Compliance Certificate, the Agent will provide a copy thereof to the Lenders and request them to confirm that they are satisfied that the Borrower has complied with the above minimum EBITDA requirement, and the Lenders will have 15 days to provide their written confirmation. During such period, the Borrower will provide any additional information that the Lenders, through the Agent, may reasonably request to make their assessment. A Lender will be deemed to have confirmed that the minimum EBITDA requirement is satisfied if the Agent has not received a response from such Lender within such 15-day delay.

(b)

If all the Lenders have confirmed that the Borrower has complied with the minimum EBITDA requirement or are deemed to have confirmed such compliance, the Agent will then offer to the Lenders to participate in the Increase pro rata to their Commitments and the Lenders will have 15 days to accept or decline to participate in the Increase. If some but not all of the Lenders accept the offer, then the Agent will offer to the Lenders who have then accepted a portion of the Increase to participate in the remaining unaccepted portion of the Increase pro rata to the Commitments of such Lenders and such accepting Lenders will have 15 days to accept or decline to further participate in such Increase. If after such offers, any portion of the Increase remains unaccepted, then the Borrower shall have the right to offer such unaccepted portion of the Increase to Persons who are not Lenders (provided that such Persons would qualify as a permitted assignee pursuant to Section 19.4(a), and be acceptable to the Agent, acting reasonably), which Persons will have 30 days to accept or decline to participate in the Increase. A Lender, as applicable, will be deemed to have declined to participate in one of the foregoing offers if the Agent has not received a confirmation of acceptance from such Lender within the applicable delay for responding thereto.

(c)	If offers made pursuant to Section 2.10(b) have been accepted, the Agent, the Borrower and the Persons who have accepted such offers will execute an amendment to this Agreement:

(i)

providing that each Person who has accepted to participate in the Increase will have a Commitment under the Facility equal to the amount of its participation in the Increase (or an additional Commitment equal to such amount in the case of a Person who is already a Lender); and

(ii)	containing such other provisions as may be necessary to give effect to the Increase, any required corresponding changes to the Security Documents and the delivery of legal opinions.

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(d)

For greater certainty, nothing in this Section is intended to commit any Lender to participate or the Agent to arrange for a participation in the Increase. Notwithstanding any other provision of this Agreement, an amendment agreement giving effect to the Increase will not require the consent of Lenders other than those participating in the Increase.

(e)

An upfront fee calculated on the principal amount of the Increase will be payable by the Borrower to the Agent for distribution among the Lenders participating in the Increase pro rata to their Commitments under the Increase. The amount of such upfront fee shall be consistent with prevailing market rates at the time of granting of the Increase.

2.11 Extension of the Maturity Date

(a)

The Borrower may request that the Maturity Date be extended for a one year period by delivering to the Agent a written notice to that effect during the period commencing on the 120th day and ending on the 90th day prior to the then current Maturity Date. If all Lenders agree, in their discretion, to the extension request within 60 days from the receipt of such notice, the Agent will notify the Borrower of same and the Maturity Date will be extended for a period of one year from the then current Maturity Date. Subject to Section 2.11(b), unless all Lenders agree to the extension request with such 60-day period, the Maturity Date will not be extended and the Borrowings will be repayable on the then current Maturity Date.

(b)

If a group of Lenders whose Commitments amount in the aggregate to more than 66⅔% (but less than 100%) of the Facility have agreed to an extension of the Maturity Date in accordance with Section 2.11(a), the Agent will notify the Borrower of same, specifying the names of the Lenders who have not provided their consent (the “Non-Extending Lenders”). After receipt of such notice and for a period of 30 days, the Borrower will be entitled to exercise any of the following options (or a combination of them):

(i)

the Borrower may require that each such Non-Extending Lender assign its rights under the Facility to another Person who has agreed to assume the Commitment of such Non-Extending Lender and to consent to the extension, provided that no such assignment and assumption will be effective unless Section 19.4 is complied with and the consideration payable to such Non-Extending Lender for the assignment includes all amounts owed to such Non-Extending Lender in respect of the Facility (plus breakage costs, if any) and is paid to the latter by the assignee; and

(ii)

the Borrower may cancel in its entirety the Commitment of each Non-Extending Lender provided that no such cancellation will be effective unless all amounts owed to such Non-Extending Lender in respect of the Facility (including breakage costs, if any) are paid to it.

(c)

If the Commitments of all Non-Extending Lenders under the Facility have been assumed or cancelled in accordance with Section 2.11(b) within the 30-day period specified therein, the Agent will notify the Lenders of same and the Maturity Date of the Facility will be extended for a period of one year from the then current Maturity Date. However, if the Commitments of all Non-Extending Lenders under the Facility have not been assumed or cancelled in accordance with Section 2.11(b) within such 30-day period, the Maturity Date will not be extended and the Agent will notify the Borrower and the Lenders of same, and the Borrowings will be repayable on the then current Maturity Date.

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ARTICLE 3 – LIBOR LOANS

3.1 Amounts and Periods

(a)

Libor Loans may be obtained for periods of one, two, three or six months (or such other periods as may be requested by the Borrower and approved by the Lenders), but must mature on a Business Day which is not later than the Maturity Date.

(b)	Libor Loans must be in multiples of US$ [Amount redacted – sensitive commercial information], with a minimum amount of US$ [Amount redacted – sensitive commercial information] per Borrowing.

(c)	The Borrower must ensure that no more than 5 different Borrowings by way of Libor Loans are outstanding at any time.

3.2 Changed Circumstances

If a Lender determines that:

(a)	it is unable to obtain US Dollars in the London inter-bank market,

(b)

a law, regulation, administrative decision or guideline, or a Court decision has made it unlawful or prohibits such Lender from making or maintaining Libor Loans, or has imposed costs or constraints on such Lender that do not exist on the date hereof in respect of Libor Loans, or

(c)	Libor is less than its effective funding cost for making or maintaining Libor Loans,

the affected Lender may so notify the Agent and the Borrower and no new Borrowing by way of Libor Loans, no conversion into Libor Loans and no renewal of Libor Loans may be made with such Lender from the date of the notice until the cause of such determination has ceased to exist. In any such case, Borrowings with such Lender that otherwise would have been made by way of Libor Loans will be made by way of US Base Rate Loans.

3.3 Conversion Prior to Maturity

If it becomes unlawful or prohibited for a Lender to maintain Libor Loans, all Libor Loans owed to such Lender will become US Base Rate Loans on the date of the notice given pursuant to Section 3.2.

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3.4 Effect of Benchmark Transition Event

(a)

Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(b)

Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(c)

Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.4, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.4.

(d)

Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or Libor) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Agent may modify available tenors for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Agent may reinstate such tenors for all Benchmark settings at or after such time to reinstate such previously removed tenor.

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(e)

Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, (i) any notice of Borrowing requesting a Libor Loan or any notice requesting a conversion or renewal of an existing Borrowing as a Libor Loan, will be ineffective, and (ii) the Borrower may repay any outstanding Libor Loan or convert it as a US Base Rate Loan.

(f)	Acknowledgements.

(i)

LIBOR Discontinuance. In July 2017, the U.K. Financial Conduct Authority announced that, after the end of 2021, it would no longer persuade or compel any Libor panel bank, being a bank which contributes submissions to the ICE LIBOR, to provide quotations to the IBA for the purposes of the IBA administering the Libor. As a result, it is possible that commencing in 2022, the Libor may no longer be available or deemed an appropriate reference rate upon which to determine the interest rate on Libor Loans. In light of this eventuality, public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of the Libor. The Parties acknowledge that, as a result of the circumstances described above, a Benchmark Transition Event may occur.

(ii)

Alternate Benchmark Rate. The Parties also acknowledge that there is no assurance that the composition or characteristics of any such alternate benchmark rate will be similar to or produce the same value or economic equivalence as the Libor or that it will have the same volume or liquidity as did the Libor prior to its discontinuance or unavailability.

(g)	Certain Defined Terms. As used in this Section 3.4:

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or payment period for interest calculated with reference to such Benchmark, as applicable, that is or may be used for determining the length of an interest period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from available interest periods pursuant to clause (d) of this Section 3.4.

“Benchmark” means, initially, Libor; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to Libor or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (a) of this Section 3.4.

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“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2)	the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate benchmark rate that has been selected by the Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable interest period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1)	for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Agent:

a.

the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such interest period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

b.

the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such interest period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

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(2)

for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities;

provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to definitions, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).

“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

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(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(3)

in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Majority Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

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(3)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with this Section 3.4 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with this Section 3.4.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion.

“Early Opt-in Election” means, if the then-current Benchmark is Libor, the occurrence of:

(1)

a notification by the Agent to (or the request by the Borrower to the Agent to notify) each of the other parties hereto that at least five currently outstanding U.S. dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

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(2)	the joint election by the Agent and the Borrower to trigger a fallback from Libor and the provision by the Agent of written notice of such election to the Lenders.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to Libor.

“IBA” means the ICE Benchmark Administration Limited and any successor thereto.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is Libor, 11:00 a.m. (London time) on the day that is two London banking days preceding the date of such setting, and (2) if such Benchmark is not Libor, the time determined by the Agent in its reasonable discretion.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website at approximately 8:00 a.m. (New York City time) on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

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ARTICLE 4 – LETTERS OF CREDIT

4.1 Request for Letters of Credit

If the Borrower wishes to request that a Letter of Credit be issued under the Facility, the Borrower will, at the time it delivers a notice pursuant to Section 2.5, execute and deliver to the Issuing Lender the Issuing Lender’s usual documentation relating to the issuance and administration of letters of credit. In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement will prevail

4.2 Commitment

Each Lender that has a Commitment under the Facility (each reference to a Lender in this Article 4 being to such a Lender only) will be deemed to have purchased, without recourse, a participation from the Issuing Lender, in each Letter of Credit issued by the Issuing Lender, in each case equal to such Lender’s pro rata share of each such Letter of Credit. Each such Lender will indemnify and save harmless the Issuing Lender based on its pro rata share against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any and every kind or nature whatsoever that may be imposed on, made or incurred by or asserted against the Issuing Lender in any way related to or arising out of any issuance of a Letter of Credit by the Issuing Lender (including any payment made under any such Letter of Credit and any US Base Rate Loan deemed to have been made available by the Issuing Lender pursuant to Section 4.5(a)), except for any such liabilities resulting from the gross negligence or wilful misconduct of the Issuing Lender.

4.3 Form of Letters of Credit

Each Letter of Credit issued by the Issuing Lender will be in a form and on such terms as determined by the Issuing Lender in its sole and unfettered discretion.

4.4 Term

No Letter of Credit may be issued for a period in excess of 364 days or beyond the Maturity Date.

4.5 Payment

If, at any time, a demand for payment (the amount so demanded being herein referred to as a “relevant amount”) is made under any Letter of Credit and notification thereof is given by the Issuing Lender to the Administrative Agent, then:

(a)

The Administrative Agent will (i) promptly notify the Borrower and each of the Lenders of such demand, and (ii) make demand on each Lender for an amount equal to its pro rata share of the relevant amount;

(b)

On the second Business Day following the date of the demand made by the Administrative Agent under (a) above, each Lender will pay to the Administrative Agent the amount demanded of it pursuant to (a)(ii) above; and

(c)

The Administrative Agent will pay the relevant amount to the Issuing Lender and the Issuing Lender will pay the relevant amount together with the balance of the amount demanded to the Person entitled thereto on the date upon which the relevant amount becomes payable under the Letter of Credit or as soon as possible thereafter.

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4.6 Deemed Rate

The Borrower will be deemed to have requested a US Base Rate Loan in an amount equal to the sum of the relevant amount and all charges and expenses incurred by the Issuing Lender and the other Lenders in connection with payment under the Letter(s) of Credit.

4.7 Indemnification

The Borrower hereby undertakes to indemnify and hold harmless the Administrative Agent, the Issuing Lender and each of the Lenders from time to time on demand by the Administrative Agent from and against all liabilities and costs (including any costs incurred in funding any amount that falls due from the Issuing Lender or any other Lender under any Letter of Credit hereunder) to the extent that such liabilities or costs are not satisfied or compensated by the payment of interest on sums due pursuant to this Agreement in connection with any Letter of Credit except where such liabilities or costs result from the gross negligence or wilful misconduct of the Person claiming indemnification.

4.8 Authorization to Make Payments

The Issuing Lender will at all times be entitled, and is irrevocably authorized by the Borrower, to make any payment under a Letter of Credit for which a request or demand has been made in the required form without any further reference to the Borrower and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and will be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled. Accordingly, so long as a request or demand has been made as aforementioned, it will not be a defence to any demand made of the Borrower hereunder, nor will the obligations of the Borrower hereunder be impaired by the fact (if it be the case) that the Issuing Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

4.9 Prima Facie Evidence

A certificate of the Administrative Agent or the Issuing Lender or both of them as to the amounts paid by any Lender pursuant to this Article 4 or the amount paid under any Letter of Credit will, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith.

4.10 Letter of Credit Fee

The Borrower will pay to the Administrative Agent for the benefit of the Lenders, quarterly in arrears, a fee at the Applicable Rate calculated on the amount of the Letter of Credit on the basis of a calendar year for the number of days from the date of issuance or extension of the Letter of Credit until its expiry date.

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4.11 Fronting Fee

While any Letter of Credit is outstanding, the Borrower will pay to the Administrative Agent, for the benefit of the Issuing Lender a fronting fee in the amount set forth under a separate fronting fee letter.

4.12 Outstanding Letters of Credit Upon Occurrence of Default

If any Letter of Credit is outstanding upon the occurrence of an Event of Default or on the Maturity Date, the Borrower will forthwith pay to the Agent an amount (the “deposit amount”) equal to the undrawn face amount of the outstanding Letter of Credit, which deposit amount will be held by the Administrative Agent for application against the indebtedness owing by the Borrower to the Issuing Bank in respect of any draw on the outstanding Letter of Credit. In the event that the Issuing Bank is not called upon to make full payment on the outstanding Letter of Credit prior to its expiry date, the deposit amount, or any part thereof that has not been paid out, will, so long as no Event of Default then exists, be returned to the Borrower.

4.13 Unconditional and Irrevocable Obligations

The obligations of the Borrower with respect to Letters of Credit will be unconditional and irrevocable, and must be paid or performed strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(i)	Any lack of validity or enforceability of any Credit Document or the Letters of Credit;

(ii)	Any amendment or waiver of or any consent to or actual departure from this Agreement;

(iii)

The existence of any claim, set‑off, defence or other right which the Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the Issuing Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions;

(iv)

any document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non‑compliance with the payment conditions of such Letter of Credit; or

(v)	any other circumstance whatsoever, whether or not similar to any of the foregoing.

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4.14 Limitation of Liability

At the option of the Issuing Lender, either the Uniform Customs and Practice for documentary credits or International Standby Practices, each published by the International Chamber of Commerce, current on the issue of each Letter of Credit will be binding on the Borrower, the Lenders and the Issuing Lender with respect to each such Letter of Credit. The Borrower assumes all risks of the acts or omissions of the beneficiary of each Letter of Credit with respect to such Letter of Credit. In furtherance of, and not in limitation of, the Issuing Lender’s rights and powers under such Uniform Customs and Practice or International Standby Practices, as applicable, but subject to all other provisions of this Article 4, it is agreed that the Issuing Lender will not have any liability for, and that the Borrower assumes all responsibility for: (i) the genuineness of any signature, (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same, (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Person to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit, (iv) the good faith or acts of any Person other than the Issuing Lender and its agents and employees, (v) the existence, form or sufficiency or breach or default under any agreement or instrument of any nature whatsoever, (vi) any delay in giving or failure to give any notice, demand or protest, and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent. The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit will be made by the Issuing Lender in its sole discretion, which determination will be conclusive and binding upon the Borrower absent manifest error. It is agreed that the Issuing Lender may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents appearing to be in order and signed or issued by the beneficiary thereof. Any action, inaction or omission on the part of the Issuing Lender under or in connection with any Letter of Credit or any related instrument or document, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the Issuing Lender may reasonably deem to be applicable, will be binding upon the Borrower, and will not affect, impair or prevent the vesting of any of the Issuing Lender’s rights or powers hereunder or the Borrower’s obligation to make full reimbursement of amounts drawn under the Letters of Credit. Notwithstanding the provisions of this Section 4.14, the Borrower will not be responsible, and no Person will be relieved of responsibility, for any gross negligence or wilful misconduct of such Person.

ARTICLE 5 – FEES AND INTEREST

5.1 Agency Fee

The Borrower must pay to the Agent, for its own account, an annual agency fee in an amount agreed to between the Borrower and the Agent prior to this Agreement.

5.2 Arrangement Fee

The Borrower must pay to the Co-Lead Arrangers an arrangement fee in an amount agreed to between the Borrower and the Co-Lead Arrangers in a separate fee letter.

5.3 Amendment and Restatement Fee; Extension Fee

The Borrower must pay to the Agent, for the account of the Lenders, an amendment and restatement fee in connection with the increase in the amount of the Facility, as well as an extension fee related to the additional term to the Facility implemented hereby, as such fees are agreed upon between the Borrower and the Lenders in a separate fee letter.

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5.4 Other Fees

The Borrower must pay to the Agent or the Lenders, as the case may be, the other fees agreed on pursuant to separate agreements, for distribution as provided in such agreements.

5.5 Standby Fee

(a)

The Borrower must pay to the Agent, for distribution to the Lenders, a standby fee on the unused portion of the Facility during its availability period. The standby fee will be calculated daily at an annual rate equal to the Applicable Rate. The standby fee will be payable quarterly in arrears on the first Business Day of the following month.

(b)	The Standby fee will be distributed to the Lenders pro rata to their respective Commitments.

5.6 Interest on US Base Rate Loans

US Base Rate Loans bear interest at the US Base Rate in effect from time to time, plus the Applicable Margin. The interest is payable monthly in arrears on the first Business Day of the following month.

5.7 Interest on Libor Loans

Each Libor Loan bears interest at the Libor applicable to each such loan, plus the Applicable Margin. The interest is payable at the maturity of the period of the loan or, if the period of such loan is more than three months, at 3-month intervals during the period of the loan.

5.8 Calculation of Interest Rates

(a)

Interest rates and fees calculated at the Applicable Margins or Rates are annual rates and are calculated daily on the basis of a year of 365 days or, in the case of a leap year, 366 days, except for (i) Libor Loans, and (ii) US Base Rate Loans when the “federal funds effective rate” applies, where in each case rates are calculated on the basis of a 360‑day year.

(b)

For the purposes of the Interest Act (Canada) only, the annual rate of interest equivalent to a rate otherwise calculated under this Agreement is equal to the rate so calculated multiplied by the actual number of days included in a given year and divided by 365 days or, in the case of a leap year, 366 days (or by 360 days, in the case of a rate calculated on the basis of a 360‑day year).

5.9 Interest on Arrears

(a)

Any amount (in principal, interest or otherwise) which is not paid when due will bear interest at the US Base Rate in effect from time to time, plus the Applicable Margin increased by [Percentage redacted – sensitive commercial information].

(b)	Interest on arrears is compounded monthly and is payable on demand.

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ARTICLE 6 – REPAYMENT, PREPAYMENT AND CANCELLATION

6.1 Repayment of the Facility

The Borrower must repay in full the outstanding Borrowings under the Facility and pay all other amounts owing under such facility on the Maturity Date.

6.2 Mandatory Prepayments

(a)

On the third Business Day following the receipt by the Borrower of any net cash proceeds from any termination, rescission or disposition of Metal Purchase Contracts to any Person other than a Credit Party in excess of US$ [Amount redacted – sensitive commercial information] per annum:

(i)	the Borrower must notify the Agent of same;

(ii)	the amount of the Facility will be permanently reduced by an amount equal to the amount of such net cash proceeds; and

(iii)	the Borrower must make a prepayment in an amount sufficient for the outstanding Borrowings (expressed in US Dollars) not to exceed the amount of the Facility after such reduction.

In respect of any Libor Loans which are being prepaid before maturity date of their respective periods as a result of this Section 6.2, the Borrower must pay all applicable breakage cost concurrently with such prepayment.

6.3 Optional Prepayments

(a)

The Borrower may at any time (without cost or penalty other than in respect of Section 6.3(c)) make optional prepayments on outstanding Borrowings under the Facility without affecting the right of the Borrower to re‑borrow under the Facility up to its maximum available amount.

(b)	The notice and minimum amount requirements of Section 2.5 apply to any optional prepayment.

(c)

No optional prepayment may be made in respect of Libor Loans before the maturity date of their respective periods unless all applicable breakage costs are paid by the Borrower concurrently with such prepayment.

6.4 Illegality

If any Lender determines that any applicable law has made it unlawful, or that any governmental authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Borrowings, or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Borrowings. Upon any such prepayment or conversion, the Borrower will also pay accrued interest on the amount so prepaid or converted.

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ARTICLE 7 – PLACE AND CURRENCY OF PAYMENT

7.1 Payments to the Agent

Unless otherwise provided or agreed between the Borrower and the Agent, (i) all payments to be made by the Borrower must be made to the Agent at the Branch of Account, and (ii) all payments made to the Agent will be deemed to have been made to the Agent for the rateable benefit of the applicable Lenders. Any payment due by the Borrower may be charged to an account maintained by the Borrower with the Agent.

7.2 Time of Payments

Any payment that is due on a day that is not a Business Day may be made on the next Business Day but will bear interest until received in full. All payments must be made in funds which are immediately available on the date on which payment is due.

7.3 Currency of Payments

Unless otherwise provided, (i) all amounts owing under any Borrowing are payable in US Dollars, (ii) standby fees are payable in US Dollars and (iii) all other amounts are payable in US Dollars.

7.4 Judgment Currency

If a judgment is rendered against the Borrower for an amount owed hereunder and if the judgment is rendered in a currency (“other currency”) other than that in which such amount is owed under this Agreement (“currency of the Agreement”), the Borrower will pay, if applicable, at the date of payment of the judgment, an additional amount equal to the excess (i) of the said amount owed under this Agreement, expressed into the other currency as at the date of payment of the judgment, over (ii) the amount of the judgment. For the purposes of obtaining the judgment and making the calculation referred to in (i), the exchange rate will be the spot rate at which the Agent, on the relevant date, may in Montréal, sell the currency of the Agreement to obtain the other currency. Any additional amount owed under this Section will constitute a cause of action distinct from the cause of action which gave rise to the judgment, and said judgment shall not constitute res judicata in that respect.

7.5 Payments Net of Taxes

If the Borrower, the Agent or any Lender is compelled by law to make any withholding or deduction due to any tax or if a Lender is liable to pay tax in respect of any payment due or made by the Borrower, the Borrower must pay to the Agent or such Lender such additional amount as may be necessary in order that the payment actually received be equal to the payment which otherwise would have been received in the absence of such withholding or deduction or tax (including in the absence of any additional withholding or deduction or tax in respect of any additional amount payable pursuant to this Section). However, this Section 7.5 will not apply in respect of a tax on the overall net income or capital of a Lender and is also subject to Section 19.4(f).

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ARTICLE 8 – CONDITIONS PRECEDENT

8.1 Conditions Precedent to the Effectiveness of this Agreement

This Agreement will become effective on the date (the “Effective Date”) at which the Agent will confirm to the Lenders and the Borrower that the following conditions precedent have been fulfilled to the satisfaction of the Agent and Lenders:

(a)	the Agent and the Lenders must have received, in form and substance satisfactory to them, each of the following documents:

(i)	a certified copy of the constating documents of each Material Credit Party;

(ii)	a certified copy of the documents evidencing the authority and attesting to the authenticity of the signatures of the Persons acting on behalf of each Material Credit Party;

(iii)	a certificate of good standing in respect of each Material Credit Party;

(iv)	a Corporate Structure Chart;

(v)	the Security Documents required to be delivered pursuant to Article 9 and evidence of all related required registrations, notifications or filings in all relevant jurisdictions;

(vi)	the original certificates evidencing the equity interests pledged under the Security together with stock transfer powers (as applicable);

(vii)

a certificate evidencing the insurance coverage, for any new Material Credit Party, required to be maintained by the Credit Parties pursuant to this Agreement, and endorsements of those policies each showing loss payable to the Agent and showing the Agent as an additional insured under all liability policies, as applicable;

(viii)	a copy of all Metal Purchase Contracts, which has not already been delivered to the Agent and the Lenders;

(ix)

a certificate by a senior financial officer of the Borrower as to matters of fact, and certifying that: (A) the representations and warranties of the Credit Parties contained in the Credit Documents are true and accurate in all material respects; and (B) no Default has occurred and is continuing;

(x)

all documentation and other information required by the Lenders to satisfy their respective “Know Your Client” obligations and the requirements of any Anti-Money Laundering Laws that have been reasonably requested in writing not less than five Business Days prior to the Effective Date by the Agent or any Lender;

(xi)	legal opinions addressed to the Agent and the Lenders from counsel to the Credit Parties relating to such matters as the Agent and the Lenders may reasonably require; and

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(b)	all fees and expenses owing by the Borrower to the Agent, the Lenders and their counsels as at the Effective Date have been or will be paid on such date.

8.2 Conditions Precedent to All Borrowings

The Borrower may not obtain any Borrowing or convert or renew any Borrowing:

(a)	if the Agent has not received timely notice of such Borrowing, conversion or renewal; or

(b)	if a Default is in existence or would occur as a result of such Borrowing, conversion or renewal.

Each notice of Borrowing or of the renewal or conversion of a Borrowing constitutes a certification by the Borrower that no Default has occurred and is continuing or would occur after giving effect to such Borrowing, renewal or conversion, and that all representations and warranties made hereunder (unless made as applicable to a specific date) remains true and accurate as of the date of such notice.

8.3 Waiver of Conditions Precedent

The conditions precedent provided for in this Article are for the sole benefit of the Agent and the Lenders. The Agent and the Lenders may waive such conditions precedent, in whole or in part, with or without conditions, without prejudice to any other or future rights that they might have against the Borrower and any other Person.

ARTICLE 9 – SECURITY

9.1 Guarantees

Subject to the delay provided for in Section 1.2, to the extent applicable, each Material Credit Party must guarantee in favour of the Agent and the Lenders the performance of all of the obligations (a) of the Borrower under the Facility, and (b) of the Credit Parties under (i) the Hedging Agreements (other than Excluded Swap Obligations), (ii) the Credit Card Obligations, (iii) the Transfer and Deposit Obligations, (iv) the LC Obligations, and (v) any Erroneous Payment Subrogation Rights.

9.2 Security over Assets

(a)

Subject to the delay provided for in Section 1.2, to the extent applicable, to secure the performance of all of the obligations (a) of the Borrower under the Facility, and (b) of the Credit Parties under (i) the Hedging Agreements (other than Excluded Swap Obligations), (ii) the Credit Card Obligations, (iii) the Transfer and Deposit Obligations (iv) the LC Obligations and (v) any Erroneous Payment Subrogation Rights, each Material Credit Party must provide in favour of the Agent and the Lenders security over all of their assets, movable/personal and immovable/real, tangible and intangible, corporeal and incorporeal, present and future, including their assets consisting of shares or other ownership interests in any Credit Party.

(b)

Each Material Credit Party must also enter into blocked account agreements and account control agreements in respect of, respectively, each deposit accounts held by the Borrower, as well as accounts maintained with brokers other than the Agent consisting of (i) securities accounts, and (ii) bullion, metal or other commodities accounts not constituting securities accounts under applicable securities transfer legislation; it is however understood that:

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(i)

the Borrower shall not be required to deliver a blocked account agreement in respect of the deposit account number [Account number redacted – confidentiality reasons] held in the name of [Name of account holder redacted - confidentiality reasons] with [Name of bank redacted – confidentiality reasons] until such account reaches US$ [Amount redacted – sensitive commercial information], at which point the Borrower shall promptly deliver or cause to be delivered in favour of the Agent a satisfactory blocked account agreement in respect of such account;

(ii)

the Borrower shall not be required to deliver a blocked account agreement in respect of the deposit accounts number [Account number redacted – confidentiality reasons] held with [Name of bank redacted – confidentiality reasons] until any such account reaches US$ [Amount redacted – sensitive commercial information], at which point the Borrower shall promptly deliver or cause to be delivered in favour of the Agent a satisfactory blocked account agreement in respect of such account;

(iii)

the Borrower shall not be required to deliver a blocked account agreement in respect of the account number [Account number redacted – confidentiality reasons] held with [Name of bank redacted – confidentiality reasons] in connection with its ATM program until such account reaches US$ [Amount redacted – sensitive commercial information], at which point the Borrower shall either (A) cause any amounts deposited therein in excess of the aforementioned threshold to be transferred within 3 Business Days following the date at which this threshold has been exceeded in another account of the Borrower that is subject to a blocked account agreement made in favour of the Agent, or (B) promptly notify the Agent of the fact that amounts in this account exceed the aforementioned threshold and promptly deliver or cause to be delivered in favour of the Agent a satisfactory blocked account agreement in respect of such account; and

(iv)

the Borrower shall not be required to deliver a blocked account agreement in respect of the deposit account number [Account number redacted – confidentiality reasons] held in the name of the Borrower with [Name of bank redacted – confidentiality reasons], subject that the Borrower shall deliver to the Agent satisfactory evidence that this account shall have been closed no later than the date which falls three months after the date of this Agreement, failing which the Borrower shall promptly deliver or cause to be delivered in favour of the Agent a satisfactory blocked account agreement in respect of such account.

(c)	The provisions of Section 9.2(b) must be complied with as soon as reasonably possible but no later than 60 days from the date of opening the relevant account.

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9.3 Shares in Subsidiaries

(a)

Each Material Credit Party who owns Capital Stock in another Material Credit Party must ensure, to the extent permitted by law, that such Capital Stock is evidenced by certificates and must deliver all such certificates to the Agent for the purposes of the Security.

(b)	The provisions of Section 9.3(a) must be complied with within 60 days from the date of acquisition of such shares or interests.

9.4 Non-Disturbance Agreements

(a)

The Borrower must cause each landlord or bailee of any premises used to store metal inventory of any Material Credit Party (i) to acknowledge that the rights of the applicable Material Credit Party with respect to such premises are subject to the Security and may be transferred in the course of enforcement of the Security, and (ii) to covenant that it will grant to the Agent access to the premises in connection with a realization of the Security and upon termination of the underlying lease, bailee agreement or related agreement.

(b)	The provisions of Section 9.4(a) must be complied with, as regards future premises, within 30 days of the relevant premises being used to store metal inventory of any Material Credit Party.

9.5 Acknowledgment and Consent Agreements

(a)

The Borrower must cause each counterparty to each Material Metal Purchase Contract to enter into an acknowledgment and consent agreement (an “Acknowledgment and Consent Agreement”) with the Agent and the applicable Material Credit Party in form and substance satisfactory to the Agent, each such Acknowledgment and Consent Agreement to provide for, inter alia, (i) an acknowledgement by such counterparty that the Security charges the rights of the applicable Material Credit Party under the relevant Material Metal Purchase Contract in favour of the Agent and that the Agent is entitled to assign such rights to it or any other Person designated by it in connection with the realization of the Security, (ii) a right of the Agent to substitute itself to the applicable Material Credit Party under the relevant Material Metal Purchase Contract in order to perform the obligations of such Material Credit Party thereunder or to cure a default thereunder, and (iii) any other provision or right which may be reasonably requested by the Agent.

(b)

The Borrower will deliver to the Agent, as soon as reasonably possible but no later than 60 days of the execution or acquisition of the applicable Material Metal Purchase Contract or within 60 days of such Metal Purchase Contract becoming a Material Metal Purchase Contract, as the case may be.

9.6 Insurance

The Borrower will cause the Agent (or its representative) to be named as loss payee and additional insured on all insurance policies relating to the assets covered by the Lenders’ security. Each policy covering immovable property and equipment must contain a “mortgage clause” and must provide that the insurer will give the Agent 30 days written notice of intended cancellation or non‑renewal. The Borrower must furnish to the Agent evidence that the insurance coverage required pursuant to Section 11.1(f) is in effect. The Borrower must forthwith give the Agent notice of any material loss.

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9.7 Hedging, Credit Card and Deposit Obligations, LC Obligations

(a)

The Security will also secure the obligations of any Credit Party to any Lender (i) as counterparty under Hedging Agreements with the Credit Parties, (ii) under or arising from credit card agreements between any Lender and any Credit Party (hereafter, “Credit Card Obligations”), (iii) under or arising from the execution or processing of transfer of funds (electronic or otherwise) to or from accounts of any Credit Party with such Lender, or from the acceptance for deposit or the honouring by such Lender of any cheque, payment instruction or other item, or from any cash management service provided by such Lender (hereafter, “Transfer and Deposit Obligations”), (iv) under LC Obligations and (v) any Erroneous Payment Subrogation Rights.

(b)

The Agent will act as agent for the Lenders in their capacity as counterparties under the Hedging Agreements with any Credit Party (hereafter, the “Hedging Creditors”), as creditors under credit card obligations (hereafter, the “Credit Card Creditors”), as creditors under transfer and deposit obligations (hereafter, the “Cash Management Creditors”) and as Issuing Lenders, in each case, for all purposes of the Security Documents, including the enforcement thereof. For such purposes, the provisions of Article 16, Article 17 and Article 18 (adapted accordingly) will also apply to the Hedging Creditors, the Credit Card Creditors, the Cash Management Creditors and the Issuing Lenders. However, until termination and repayment in full of the Facility, the claims of the Hedging Creditors, the Credit Card Creditors, the Cash Management Creditors and the Issuing Lenders will not be taken into account in any situation where a decision regarding the Security has to be made by the Lenders, including any enforcement or release thereof.

(c)

The rights of the Lenders, the Hedging Creditors, the Credit Card Creditors, the Cash Management Creditors and the Issuing Lenders under the Security will rank pari passu. Any proceeds of realization of the Security to be distributed to the Hedging Creditors, the Credit Card Creditors and the Cash Management Creditors will be allocated among them pro rata to their claims (irrespective of the dates of the related agreements).

(d)

Each Hedging Creditor will calculate its claim under any Hedging Agreement in accordance with normal market practices (using the mark-to-market method whenever applicable) and after giving effect to any close‑out, netting arrangement or right of set‑off provided by contract or permitted by law;

(e)

The Hedging Agreements, Credit Card Obligations and Transfer and Deposit Obligations secured by the Security will consist of Hedging Agreements, Credit Card Obligations and Transfer and Deposit Obligations made or incurred at a time when the creditor thereof is (or was) a Lender. For greater certainty, the Security (to the extent not released by the Lenders) will continue to secure the obligations of the Credit Parties to any such creditor under such agreements or obligations after termination and repayment in full of the Facility or after such Hedging Creditor, Credit Card Creditor or Cash Management Creditor has ceased to be a Lender.

(f)

The Agent will be entitled at any time to assume that the only Lenders with a Hedging Creditor, Credit Card Creditor or Cash Management Creditor status are those who have notified the Agent of such status prior to such time.

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9.8 Validity of the Security and Contents of Security Documents

The Security must be perfected and first-ranking (subject to Permitted Liens) at all times with respect to all property intended to be covered thereby. Each Security Document must be in form and substance satisfactory to the Agent and remain valid and in force at all times. The Security Documents will include such legal opinions, search results and certificates as the Agent may reasonably require.

ARTICLE 10 – REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants that:

10.1 Corporate Existence and Capacity

Each of the Credit Parties:

(a)	is a Person duly constituted and organized, validly existing and in good standing under the laws of the jurisdiction of its constitution;

(b)	has all requisite corporate or other power necessary to own its assets and carry on its business as now being or as proposed to be conducted; and

(c)

is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure to so qualify could have a Material Adverse Effect.

10.2 Authorization and Validity

Each Material Credit Party has all necessary power, authority and legal right to execute, deliver and perform its obligations under the Credit Documents to which it is a party, has duly authorized by all necessary action the execution, delivery and performance of its obligations under such Credit Documents and has duly and validly executed and delivered the Credit Documents to which it is a party. The obligations of each Material Credit Party under the Credit Documents to which it is a party constitute legal, valid and binding obligations of such Material Credit Party.

10.3 No Breach

The execution and delivery of the Credit Documents and the performance by the Material Credit Parties of their respective obligations thereunder will not conflict with, result in a breach of or require any consent under (i) the constitutive documents or by‑laws of any Material Credit Party, (ii) any Metal Purchase Contract or any other material agreement to which a Material Credit Party is a party or by which it is bound, or (iii) in any material respect, under any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency or any agreement or instrument to which any Material Credit Party is a party or by which it or any of its property is bound.

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10.4 Approvals

Except for filings or registrations required to perfect the Security, no authorization, approval or consent of, nor any filing or registration with, any governmental or regulatory authority or agency, is necessary for the execution, delivery or performance by each Material Credit Party of the Credit Documents to which it is a party or to ensure the legality, validity or enforceability thereof.

10.5 Compliance with Laws and Permits

Each of the Credit Parties is in compliance in all material respects with all laws and regulations applicable to it and its business and assets, including Environmental Laws, Anti-Money Laundering Laws and Anti-Corruption Laws. Each of the Credit Parties holds all material permits, licenses, approvals, consents and other authorizations required under such laws and regulations to own its assets and to carry on its business as now being or as proposed to be conducted.

10.6 Title to Assets

The property and assets of the Credit Parties, taken as a whole, are not subject to title defects or restrictions which could materially and adversely impair their value or normal use. The Credit Parties own or have rights of use for all property and assets (including intellectual property) necessary to carry on their businesses.

10.7 Litigation

There are no legal or arbitration or grievance proceedings, or any proceedings by or before any governmental or regulatory authority or agency, or to the best of its knowledge any claim or investigation by any such authority or agency or under Environmental Laws, or any labour dispute or unfair labour practice complaint, now pending or threatened against any of the Credit Parties or any of their properties or rights that, if adversely determined, could have a Material Adverse Effect.

10.8 No Default

No Default has occurred and is continuing.

10.9 Solvency

Each of the Credit Parties is solvent.

10.10 Taxes

Each of the Credit Parties has filed all income tax returns and all other material tax returns and paid all taxes material in their amount that are required to be filed or paid by them, except for any such taxes the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained. The charges, accruals and reserves on the books of the Credit Parties in respect of taxes and other governmental charges are adequate.

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10.11 Pension Plans

Each of the Credit Parties is in compliance with its obligations under any employee benefit plan or pension plan applicable to it.

10.12 Restriction on Payments

None of the Credit Parties is subject to any law, regulation, agreement or legal impediment that prohibits, restricts or imposes any condition upon the ability of a Credit Party to pay Distributions or to make or repay loans or advances, except for laws of general application providing that the declaration or payment of Distributions by a Person is subject to such Person being in compliance with solvency tests or other similar requirements.

10.13 Metal Purchase Contracts

Schedule “E” contains a list of all Metal Purchase Contracts to which the Material Credit Parties are party to or bound by as at the date of this Agreement. Each such Metal Purchase Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against the applicable Material Credit Party and against each other party thereto by the parties to such Metal Purchase Contract in accordance with its terms subject to standard enforceability qualifications. No Material Credit Party nor, to the knowledge of the Material Credit Parties, any other party to any such Metal Purchase Contract, is in violation or breach of, or in default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a default under, or permit the termination of, any such Metal Purchase Contract, except where such breaches or defaults are not, individually or in the aggregate, material.

10.14 Corporate Structure Chart

The Corporate Structure Chart delivered pursuant to Section 8.1(a)(iv) contains a complete and correct list of all Subsidiaries of the Borrower and indicates (i) the jurisdiction of organization of each such entity, (ii) each Person holding ownership interests in each such entity, (iii) the nature of the ownership interests held by each such Person and the percentage of ownership represented by such ownership interests, (iv) the jurisdiction of the location of the registered and chief executive offices of each such Person, (v) the countries of the location of the inventory and other assets of each Material Credit Party, and (vi) the current name and any prior name (including any pre-merger corporate name) of each Material Credit Party, in each case, as at the date of this Agreement.

10.15 Financial Statements and Financial Year

The annual financial statements of the Borrower most recently delivered to the Agent are complete and correct and fairly present the consolidated financial condition and results of operation of the Borrower as at their stated date, all in accordance with GAAP. None of the Credit Parties has on the date thereof any material contingent liabilities, liabilities for taxes, unusual forward or long‑term commitments or unrealized or anticipated losses from any unfavorable commitments that have not been disclosed in writing to the Agent and the Lenders. The financial year of each of the Credit Parties ends on December 31 of each year.

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10.16 No Material Change

There has been no Material Adverse Change since the date of the Borrower’s most recent delivered annual audited financial statements.

10.17 True and Complete Disclosure

The information, reports, financial statements and documents furnished or to be furnished by or on behalf of the Credit Parties to the Agent or any Lender in connection with the negotiation, preparation, execution, delivery or performance of the Credit Documents, when taken as a whole, do not and will not contain any untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

10.18 Anti-Money Laundering Laws

(a)	None of the Credit Parties or any of their Affiliates:

(i)

is, to the Borrower’s knowledge, under investigation by any governmental authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any applicable law;

(ii)	has been, to the Borrower’s knowledge with respect to Affiliates of a Credit Party, assessed civil penalties under any Anti-Money Laundering Laws;

(iii)	has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws;

(iv)

is using or will use the proceeds of the Facility in any manner that would result in a violation of Sanctions , including for the purpose of financing or making fund’s available directly or indirectly to any Person or entity which is a Sanctioned Person; or

(v)

is contributing or will contribute or otherwise make available the proceeds of the Facility to any other Person or entity for the purpose of financing activities of any Person or entity which is a Sanctioned Person, to the extent such contribution or provision of proceeds would be prohibited by Sanctions or would otherwise cause any Person to be in breach of Sanctions.

(b)	None of the Credit Parties or any of their Affiliates, nor their respective officers, directors, agents, employees or, to the knowledge of the Borrower, any Person acting on their behalf:

(i)	is a Sanctioned Person; or

(ii)	has received notice of or is aware of any claim, action , suit , proceeding or investigation against it with respect to Sanctions.

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ARTICLE 11 – AFFIRMATIVE COVENANTS

11.1 General Covenants

The Borrower will, and will cause each of the other Credit Parties to:

(a)	Legal Existence – preserve and maintain its legal existence and all of its material rights, privileges, licenses and franchises, subject however to Section 12.3;

(b)

Legal Compliance – comply with the requirements of all laws and regulations applicable to it and its business and assets (including Environmental Laws) and with all orders of governmental or regulatory authorities which, if not complied with, could have a Material Adverse Effect; and comply with the requirements of all Anti-Money Laundering Laws and Anti-Corruption Laws in all respects;

(c)

Payment of Taxes – pay and discharge all taxes, assessments and governmental charges or levies imposed on it or on its income or profits or on any of its property or assets prior to the date on which penalties or interest attach thereto, except for any such tax, assessment, charge or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(d)	Maintenance of Property – maintain all of its properties and assets used or useful in its business in good working order and condition, ordinary wear and tear excepted;

(e)

Material Agreements – perform its obligations under and preserve and maintain in force all agreements to which it is a party that are material to its operations and business, including, for greater certainty but without limitation, the Metal Purchase Contracts;

(f)

Insurance – insure and keep insured its property and assets and maintain civil liability insurance, for such coverage as a prudent administrator would obtain for similar property, assets and businesses and with financially sound and reputable insurance companies;

(g)	Records – keep adequate records and books of account, in which complete entries will be made in accordance with GAAP; and

(h)

Access – permit representatives of the Agent and the Lenders, upon reasonable prior notice and during normal business hours, to examine, copy and make extracts from its books and records, to inspect any of its properties or assets, and to discuss its business and affairs with its officers.

11.2 Use of Proceeds

The Borrower will use the proceeds of the Facility only for the purposes permitted under this Agreement. Notwithstanding anything to the contrary herein or in any other Credit Document, the Borrower shall not request Borrowings under the Facility nor use the proceeds of any such Borrowings to accumulate or maintain cash or cash equivalent Investments in one or more deposit or securities accounts maintained by or on behalf of the Borrower, excluding cash or Investments accumulated or maintained therein for an acquisition or investment permitted hereunder.

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11.3 Know your Customer Laws

Promptly, following a request by any Lender, the Borrower will provide all documentation and other information which such Lender may reasonably request in order to comply with its ongoing obligations under Anti-Money Laundering Laws and Anti-Corruption Laws. The Borrower also authorizes any Lender to request and obtain such information from any Person to the extent it is not or cannot be provided by the Borrower. The Borrower acknowledges that pursuant to such laws each Lender is required to obtain, verify and record certain information that identifies the Borrower in accordance with said laws.

11.4 Banking Arrangements

The Borrower will, and will cause each of the other Credit Parties to, contract all of their banking arrangements (including, without limitation, bank accounts, credit cards and cash management arrangements but excluding all foreign exchange transactions in currencies not offered by a Lender) with a Lender, it being understood that notwithstanding the foregoing the Borrower may contract with [Name of contracting party redacted – confidentiality reasons], on an unsecured basis, for spot foreign exchange trades only.

11.5 Negative Pledge re Compania Minera Caserones

The Borrower will not enter into, or suffer to exist, or permit Compania Minera Caserones to enter into or suffer to exist, any agreement creating or assuming any Lien upon any of the property and assets of Compania Minera Caserones, now owned or hereafter acquired, except for Liens and Security entered into in connection with this Agreement or as otherwise consented to by the Agent, upon the instructions of the Majority Lenders.

11.6 Further Assurances

The Borrower will, and will cause each of the other Credit Parties to, cooperate with the Lenders and the Agent and execute such further instruments and documents as the Agent may reasonably request to carry out to its satisfaction the transactions contemplated by the Credit Documents.

11.7 Representations and Warranties

The Borrower will ensure that all representations made in this Agreement are true and correct at all times, except for representations made as of a date expressly stated therein.

ARTICLE 12 – NEGATIVE COVENANTS

The Borrower covenants and agrees that:

12.1 Negative Pledge

None of the Credit Parties will create, incur, assume or suffer to exist any Lien on their present and future property or assets except for the Security and Permitted Liens.

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12.2 Funded Debt

None of the Credit Parties will create, incur, assume or permit to exist any Funded Debt other than:

(a)	Funded Debt to the Agent and the Lenders under the Credit Documents;

(b)	Funded Debt among the Material Credit Parties;

(c)	Funded Debt permitted to be secured by Permitted Liens up to an aggregate maximum amount at anytime outstanding of US$2,000,000;

(d)	Funded Debt arising from Hedging Agreements or credit card agreements with any Lender; and

(e)	the Yamana Deferred Payment.

12.3 Limitations on Fundamental Changes

None of the Credit Parties will:

(a)

enter into any transaction of merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself, except that any Credit Party (other than the Borrower) may merge or amalgamate with any Material Credit Party (other than the Borrower) and any Credit Party may merge or amalgamate with or into the Borrower (provided that the Borrower shall be the continuing or surviving entity) if the following conditions are fulfilled:

(i)	no Default occurs as a result of the merger or amalgamation;

(ii)

the surviving or amalgamated entity executes and delivers to the Agent all such documents as may be necessary or advisable to confirm that such entity is bound as successor of the merging or amalgamating entities by all Credit Documents to which such entities were parties (and in the case of any Security Document, that the related Security continue to be effective and perfected with respect to the assets of such successor entity);

(iii)	the surviving or amalgamated entity is solvent after the merger or amalgamation; and

(iv)

the Agent has been provided with reasonable advance notice of the merger or amalgamation and, prior to or concurrently with the merger or amalgamation, with satisfactory evidence of compliance with the requirements of clauses (i), (ii) and (iii) including such financial information, certificates, documents and legal or other professional opinions as the Agent may reasonably request;

(b)

sell, transfer or otherwise dispose of, in one transaction or a series of related transactions to any Person (in each case, a “disposition”), any property except for the following dispositions (in each case, provided that no Default occurs as a result of the disposition);

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(i)	any Permitted Disposition; and

(ii)

any disposition by a Credit Party (other than the Borrower) to any Material Credit Party, provided that the conditions of paragraph (a) above are fulfilled in the case of a disposition of any material part of the assets of the transferor (to the extent applicable and adapted as if the disposition were a merger and the transferee were the surviving entity) and provided further that if the disposition relates to substantially all of the property or assets of the transferor, the latter may wind-up or dissolve itself after completion of such disposition; or

(c)	carry on any business, directly or indirectly, other than the businesses currently carried on by the Credit Parties and activities ancillary or reasonably related thereto.

12.4 Investments

None of the Credit Parties will make any Investment other than:

(a)	Permitted Investments, but only to the extent that no Default would occur as a result of such Investment; and

(b)	cash equivalent investments made for cash management purposes.

12.5 Acquisitions

None of the Credit Parties will make any Acquisition other than Permitted Acquisitions, but only to the extent that (i) the governing body of the Person being acquired or selling, as applicable, has approved such Acquisition (i.e., such Acquisition is not hostile), and (ii) no Default would occur as a result of such Acquisition.

12.6 Metal Purchase Contracts

None of the Material Credit Parties will (i) cause, consent to, or permit, any early termination, amendment, assignment, modification, variance or waiver of timely compliance with any terms or conditions of any Metal Purchase Contract, (ii) release any Lien securing a Metal Purchase Contract prior to its maturity, or (iii) enter into or amend any inter-creditor agreement or subordination agreement in respect of a Metal Purchase Contract (or any Liens securing same) without the prior consent of the Majority Lenders. The foregoing restrictions shall not be applicable to (a) any assignment of Metal Purchase Contract made between Material Credit Parties; (b) any amendments or modifications made to a Metal Purchase Contract or other agreement referred to in this Section 12.6 to cure any defective provisions contained therein or to permit other minor deviations from the terms thereof, or (c) any amendments, variance, waiver of timely compliance or modifications made to a Metal Purchase Contract or other agreement referred to in this Section 12.6 which is not materially adverse to the Lenders and could not reasonably be expected to have a Material Adverse Effect.

12.7 Distributions

None of the Credit Parties will make any Distribution if a Default has occurred and is continuing or would result therefrom.

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12.8 Financial Assistance

None of the Credit Parties will provide financial assistance (whether by way of loan, Guarantee or otherwise) to any Person other than:

(a)	financial assistance provided to a Material Credit Party; and

(b)

financing arrangements made between a Credit Party and one of its Affiliates pursuant to which an indebtedness is created in favour of such Credit Party or presented in its balance sheet but no cash has been advanced by such Credit Party in respect thereof.

12.9 Derivative Instruments

None of the Credit Parties will enter into any Hedging Agreement or other derivative instrument or similar transaction (i) for speculative purposes or (ii) with a counterparty other than a Lender, unless such derivative instrument is not offered by a Lender.

12.10 Transactions with Related Parties

None of the Credit Parties will engage in any material transactions with any related party (other than transactions between the Credit Parties) on terms and conditions not less favourable in any material respect to the relevant Credit Party than those that could be obtained on an arm’s length basis from unrelated third parties. For the purposes of this Section 12.10, (i) related party means, with respect to a Person, another Person that Controls or is Controlled by or is under common Control with the relevant Person, and (ii) the definition of Control must be read replacing 50% by 20%.

ARTICLE 13 – FINANCIAL COVENANTS

13.1 Interest Coverage Ratio

The Borrower must maintain at all times, on a consolidated basis, an Interest Coverage Ratio of at least 3.50:1.

13.2 Net Debt to EBITDA Ratio

The Borrower must maintain, on a consolidated basis, a Net Debt to EBITDA Ratio of not more than (i) 3.50:1 at all times, but subject to the following paragraph (ii), and (ii) 4.00:1 for the fiscal quarter during which a Material Acquisition took place and the three consecutive fiscal quarters following such Material Acquisition.

13.3 Minimum Tangible Net Worth

The Borrower must maintain at all times, on a consolidated basis, a minimum Tangible Net Worth of US$129,854,000 plus 50% of the aggregate net income of the Borrower for all financial quarters of the Borrower ending after the Effective Date.

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ARTICLE 14 – REPORTING REQUIREMENTS

14.1 Annual Reporting

The Borrower will deliver to the Agent, for distribution to the Lenders, as soon as possible and, in any event, within 120 days after the end of each financial year of the Borrower:

(a)	unqualified audited annual financial statements of the Borrower, on a consolidated basis, accompanied by the applicable consolidating statement;

(b)	annual business plans and annual operating and capital budgets for the current financial year, prepared on a consolidated basis for the Borrower; and

(c)	a Compliance Certificate.

14.2 Quarterly Reporting

The Borrower will deliver to the Agent, for distribution to the Lenders, as soon as possible and, in any event within 90 days after the end of the first, second and third financial quarter of each financial year of the Borrower:

(a)

the unaudited financial statements of the Borrower for the relevant financial quarter, on a consolidated basis, accompanied by the applicable consolidating statement, together with management comments; and

(b)	a Compliance Certificate.

14.3 Reporting from Time to Time

The Borrower will promptly notify and will cause the Credit Parties to promptly notify the Agent of any (i) Default or Event of Default, (ii) any claim, complaint, notice or enquiry relating to compliance by any Credit Party with any law or regulation applicable to its business or assets which, if adversely determined, could have a Material Adverse Effect, (iii) any auditor letter highlighting issues or deficiencies that if not addressed or corrected, could result in a Material Adverse Change, (iv) notice by any Person of its intention to enforce remedies against the property of any Credit Party where the value of such property exceeds US$ [Amount redacted – sensitive commercial information], (v) any amendment to, default or claim under, or termination or rescission of any Metal Purchase Contract, (vi) the receipt of a notice under any inter-creditor agreement or subordination agreement in respect of a Metal Purchase Contract or any Liens securing same.

The Borrower will also furnish and will cause the Credit Parties to furnish to the Agent all information, documents and records and allow any enquiry, study, audit or inspection that the Agent may reasonably request in connection with the business, financial condition, property or assets of the Credit Parties, or to verify compliance with the obligations of any of the Credit Parties under any Credit Document.

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14.4 Metal Purchase Contracts

The Borrower will provide to the Agent, concurrently with each Compliance Certificate required to be delivered pursuant to Section 14.2, additions to the list of all outstanding Metal Purchase Contracts since the last Compliance Certificate, when applicable.

The Borrower will also promptly provide to the Agent a copy of each Metal Purchase Contract entered into after the Effective Date.

14.5 Hedging Agreements

The Borrower will provide to the Agent, concurrently with each Compliance Certificate required to be delivered pursuant to Section 14.2, a report listing all outstanding Hedging Agreements and specifying the counterparties, notional amounts, dates, maturities and rates of all such agreements, when applicable.

14.6 Documentation

Any document to be furnished to the Agent by the Borrower must be supplied in a sufficient number of copies for each Lender and two for the Agent (unless such document is sent to the Agent by electronic mail) and promptly after receipt by the Agent, must be forwarded to the Lenders by the Agent.

ARTICLE 15 – EVENTS OF DEFAULT AND REMEDIES

15.1 Events of Default

The occurrence of one or more of the following events constitutes an event of default (“Event of Default”) under the Credit Documents:

(a)

the Borrower defaults in the payment when due of any amount owing under the Facility in respect of principal, or a Credit Party defaults for more than three Business Days in the payment of any other amount owing under a Credit Document;

(b)

a Credit Party (i) fails to make a payment or payments exceeding in the aggregate US$500,000 in respect of any indebtedness (other than the Facility and Hedging Agreements with Lenders), when and as due, and such failure continues for more than five Business Days, (ii) is in default under any agreement or agreements relating to indebtedness (other than the Facility) exceeding US$500,000 in the aggregate if the effect of such default is to accelerate or to permit the acceleration of such indebtedness and such default continues after the applicable notice or grace period, if any, or (iii) a Credit Party fails for more than three Business Days to make a payment due under a Hedging Agreement with a Lender;

(c)	there occurs an early termination or a material default under any Metal Purchase Contract and such default continues after the applicable grace period;

(d)	any representation, warranty or certification made or deemed made by a Credit Party in any Credit Document proves to be false or misleading as of the time made in any material respect;

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(e)	any of the financial covenants of Article 13 is not maintained;

(f)	any of the provisions of Article 9, Article 12 or Article 14 is not complied with and such non-compliance continues for a period of 10 Business Days;

(g)	a Credit Party becomes unable to pay its debts generally as such debts become due or is adjudicated bankrupt or insolvent;

(h)

a Credit Party (i) applies for or consents to or is the subject of an order for the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or a substantial part of its assets, (ii) makes a general assignment for the benefit of its creditors, (iii) takes advantage of any law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding‑up, or (iv) takes any action for the purpose of effecting any of the foregoing;

(i)

a proceeding (or any similar action) is commenced against a Credit Party seeking (i) its bankruptcy, reorganization, liquidation, dissolution, arrangement or winding‑up, or similar relief, (ii) the appointment of a receiver, interim receiver or trustee (or any Person performing similar functions) in respect of itself or of all or any substantial part of its assets, or (iii) the seizure or the attachment of, or the enforcement of remedies on, any part of its assets having a value of more than US$500,000, and, in each case, such proceeding (or similar action) is not dismissed or withdrawn after a period of 60 days, provided that such grace period will apply only if such proceeding (or action) is diligently contested in good faith and does not disrupt the business or normal operations of the Credit Party concerned;

(j)

except as otherwise contemplated in this Section 15.1, a Credit Party defaults in the performance of any of its other obligations under a Credit Document and such default continues unremedied for a period of 15 Business Days after the receipt by the Borrower of a notice to that effect from the Agent;

(k)	a Person or a group of Persons acting jointly or in concert, other than The Orion Mine Finance Group of Funds or one of its Affiliates, acquires Control of the Borrower; or

(l)	there occurs a Material Adverse Change.

15.2 Remedies

If an Event of Default occurs and is continuing, the Agent (upon instructions of the Majority Lenders) may, on giving a notice to the Borrower, take any one or more of the following actions:

(a)	terminate the right of the Borrower to use the Facility;

(b)	declare all indebtedness of the Borrower under the Credit Documents to be immediately payable and demand immediate payment of the whole or part thereof; and

(c)	exercise all of the rights and remedies of the Agent and the Lenders including their rights and remedies under any Credit Document;

provided that all indebtedness of the Borrower under the Credit Documents will automatically become due and payable without any notice upon the occurrence in respect of the Borrower of any Event of Default specified in Section 15.1(g), Section 15.1(h) or Section 15.1(i).

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ARTICLE 16 – EQUALITY AMONG LENDERS

16.1 Distribution among Lenders

Any payment received by the Agent on account of any indebtedness under the Facility, including any amount received through the exercise of any right of set‑off and the enforcement of any Security, must be distributed among the Lenders proportionately to the amount of the indebtedness owing to them under the Facility and which is then payable.

16.2 Other Security

No Lender may take any Guarantee or Lien in connection with the obligations secured by the Security except in accordance with Article 9.

16.3 Direct Payment to a Lender

Except as otherwise provided herein, if a Lender receives, otherwise than through the Agent, a payment on account of the Facility (including any payment received through the exercise of any right of set‑off), such Lender will remit the payment to the Agent, for distribution among all Lenders.

16.4 Adjustments

If, at any time, the ratio of Borrowings owing to a Lender under the Facility to the aggregate amount of all outstanding Borrowings under the Facility is not proportional to such Lender’s Commitment under the Facility, expressed as a percentage, the Agent may (and will, after termination of the Facility) make from time to time such adjustments as may be necessary in order that the outstanding Borrowings under the Facility are in the proportions of the Commitments under the Facility and the Lenders will make all such payments as the Agent may direct to give full effect to such adjustments. The Borrower will be bound by such adjustments.

ARTICLE 17 – THE AGENT AND THE LENDERS

17.1 Appointment of the Agent

Each Lender irrevocably appoints the Agent to exercise on its behalf the rights and powers delegated to the Agent hereunder and authorizes the Agent to take any action necessary for the performance of its duties. Whenever acting in such capacity, the Agent represents and binds all Lenders.

17.2 Restrictions on the Powers of the Lenders

No Lender may exercise individually the rights and powers delegated to the Agent, including the enforcement of remedies after the occurrence of an Event of Default.

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17.3 Security Documents

(a)

The Agent is authorized to hold any Security on behalf of the Lenders and to execute in their name any Security Document. For greater certainty, the Agent, as part of its duties as Agent, is authorized to act as hypothecary representative of the Lenders for the purposes of any hypothec granted by any Material Credit Party pursuant to article 2692 of the Civil Code of Québec;

(b)	The Agent will provide the Lenders with copies of any Security Document;

(c)

The Agent is authorized to act alone to release the Security with respect to any property which is the subject of a Permitted Disposition or which is no longer required to be subject to the Security, including a release of the transferor in the event of a disposition complying with Section 12.3(b)(ii).

17.4 Action by Agent

The duties of the Agent are limited to those specifically conferred upon it in the Credit Documents. Except as otherwise provided, the Agent is not required to exercise any discretion or to take any action under the Credit Documents, unless the Agent has been so required by the Majority Lenders (or by all Lenders where the consent of all Lenders is required). In no event, will the Agent be required to exercise any right or power, if in its judgment, doing so would contravene any Credit Document or applicable law or where the Agent determines that the indemnity provided in Section 17.7 may not be available or adequate.

17.5 Events of Default

The Agent will be entitled to assume that there exists no Default, unless the Agent has been notified in writing of the existence of a Default. However, after having acquired actual knowledge of the occurrence of an Event of Default which is continuing, the Agent will promptly inform the Lenders and the Issuing Lenders of such Event of Default.

17.6 Enforcement Measures

Any legal proceedings and enforcement measures on behalf of the Lenders and the Issuing Lenders will be taken by the Agent; at the Agent’s request, all Lenders and Issuing Lenders must join the Agent in such proceedings or enforcement measures.

17.7 Indemnification

Each Lender and Issuing Lender will indemnify the Agent (and its directors, officers, employees and agents), proportionately to its respective Commitment (and not solidarily), from and against all losses suffered or liabilities or expenses incurred by the Agent of any kind or nature when exercising its rights and powers, save any losses, liabilities or expenses resulting from the wilful misconduct or gross negligence of the Agent (or its directors, officers, employees or agents).

17.8 Reliance on Reports

The Agent will be entitled to make any determination of any Applicable Margin or Rate or in relation to its power under Section 17.3 based on the most recent reports or certificates furnished by the Borrower in relation to such matters.

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17.9 Liability of the Agent

The Agent will only be liable to the Lenders or the Issuing Lenders for willful misconduct or gross negligence, and will have no liability as a consequence of a failure of any Person to fulfil its obligations or any action authorized by the Majority Lenders (or by all Lenders where the consent of all Lenders is required).

17.10 Credit Assessment by the Lenders

Each Lender acknowledges that it has been and will continue to be solely responsible for making its own independent appraisal and investigation of the financial condition of the Borrower and any other Credit Party, and for the assessment of the risks arising from the Facility. No Lender may rely on the Agent in this regard nor will the Agent be responsible for ensuring the validity or enforceability of any Credit Document.

17.11 Rights of the Agent as Lender

In its capacity as Lender, the Agent has the same rights as the other Lenders and may exercise such rights independently of its role as Agent; unless the context otherwise requires, the expression “Lender” also refers to the Lender which is the Agent.

17.12 Sharing of Information

(a)

The Lenders may share with each other any information held by them regarding the financial condition, business or property of the Credit Parties or relating to matters contemplated by the Credit Documents or the Hedging Agreements. The Lenders may also provide such information on a confidential and need-to-know basis to any financial institution which is a prospective assignee of Commitments or a participant or a prospective participant in the Facility, a prospective counterparty to any Hedging Agreement or a prospective Issuing Lender;

(b)

The Agent may disclose to any agency or organization that assigns standard identification numbers to credit facilities such basic information describing the Facility as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such information and instructed to make available to the public only such information as such Person normally makes available in the course of its business of assigning identification numbers. In addition, the Agent may provide to Loan Pricing Corporation or other recognized publishers of information for circulation in the loan market information of the type customarily provided by financial institutions to Loan Pricing Corporation.

17.13 Competition

Subject to the other provisions of this Agreement, the Agent and each of the Lenders may enter into other transactions with any Credit Party and they are not required to notify each other of such transactions.

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17.14 Successor Agent

The Agent may resign by giving notice thereof to the Borrower and to the Lenders. The Agent may also be replaced by the Majority Lenders following the failure by the Agent to perform its obligations under this Agreement. The resignation or replacement of the Agent will be effective upon the appointment by the Majority Lenders of a successor Agent from among the Lenders. Promptly after being so appointed, any successor Agent must give notice thereof to the Borrower and the Lenders. From the effective date of its appointment, any successor Agent will be vested with all the rights, powers and duties of the Agent under the Credit Documents.

17.15 Defaulting Lenders

(a)

Where a Lender has become in default (a “defaulting Lender”), the Agent will notify the Borrower and each Lender of that fact after having acquired actual knowledge of same. For the purposes of this Agreement, a Lender will be deemed to be in default if (i) such Lender has failed to fund its share of any requested or outstanding Borrowing hereunder (including any related adjustment), (ii) such Lender has notified the Borrower and the Agent, as well as any Issuing Lender, that it does not intend to comply with its funding obligations hereunder or has made a public statement to such effect (except if such position is based on the existence of a Default), or (iii) if any of the events listed in Sections 15.1(h) or 15.1(i) occurs in respect of such Lender or a Person who Controls such Lender.

(b)

At any time following the date of a notification under Section 17.15(a), the Borrower will be entitled to require that each such defaulting Lender assign its rights under the Facility to a Person who would be a permitted assignee under Section 19.4 and has agreed to assume the Commitment of such defaulting Lender. However, no such assignment and assumption will be effective unless the consideration payable to such defaulting Lender for the assignment includes all amounts owed to such defaulting Lender in respect of the Facility and is paid to the latter by the assignee (together with breakage costs if any). Section 19.4 will apply (adapted accordingly) to the said assignment and assumption and any defaulting Lender will take all such actions as are required to promptly effectuate same.

(c)	Notwithstanding any other provision of this Agreement, from the time a Lender becomes a defaulting Lender:

(i)

such defaulting Lender will not be entitled to vote on any issue (other than on a reduction of a principal amount payable to it and any increase or extension of its Commitment) and, subject to the foregoing exceptions, the entirety of its Commitment will be disregarded in the calculation of all Majority Lenders’ or Lenders’ unanimous decisions;

(ii)

standby fees and Letters of Credit fees will not accrue and not be payable in respect of such defaulting Lender’s Commitment, provided that Letter of Credit fees relating to such defaulting Lender’s obligations that are reallocated pursuant to clause (iv) below will be payable to the Lenders to whom such obligations have been reallocated;

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(iii)	such defaulting Lender will not participate in any new Borrowing and its Commitment will be disregarded in the calculation of the pro rata share of the Lenders in any new Borrowing;

(iv)

the funding obligations of the defaulting Lender in respect of payments made by any Issuing Lender under Letters of Credit will be reallocated among the other Lenders and will be calculated excluding the defaulting Lender’s Commitment from the pro rata share of the funding obligations of the other Lenders, but only to the extent such reallocation and calculation does not cause the outstanding Borrowings owing to any non-defaulting Lender to exceed the amount of its Commitment under the Facility and provided that no such reallocation will release the defaulting Lender from its obligations hereunder;

(v)

if a reallocation contemplated in clause (iv) above cannot be effected (in full or in part), the Borrower will prepay, or provide cash collateral to secure the un-reallocated portion of the funding obligations referred to herein in respect of Letters of Credit;

(vi)

the Agent will be entitled to withhold any amount that would otherwise be distributed or payable to a defaulting Lender and to apply (in the order determined by the Agent) any such amount to the obligations of such defaulting Lender hereunder or to outstanding Borrowings owing to the non-defaulting Lenders.

(d)

A Lender who becomes a defaulting Lender will retain such status until the Agent notifies such defaulting Lender and any relevant Issuing Lender that they are satisfied that all existing defaults in respect of such Lender have been remedied and that such Lender has the financial ability to perform its obligations hereunder. Concurrently with such notification, the Agent will make such adjustments among the Lenders as are necessary to give effect to the foregoing and to the fact that Section 17.15(c) has ceased to apply in respect of the Lender concerned, provided that no retroactive adjustments will be made (including with respect to interest and fees).

(e)

For greater certainty, (i) the default by a Lender to perform its obligations hereunder will not relieve any other Lender from its obligations hereunder (including to fund Borrowings in the proportion of its Commitment), and (ii) an assignment of the Commitment of a defaulting Lender will not relieve such defaulting Lender from its obligations to indemnify any other party from the consequences of its default.

17.16 Erroneous Payments

(a)

If the Agent notifies a Lender, Issuing Lender or other secured party, or any Person who has received funds on behalf of a Lender, Issuing Lender or other secured party such Lender or Issuing Lender (any such Lender, Issuing Lender, other secured party or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause(b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Lender, other secured party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender, Issuing Lender or other secured party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in US Dollars, the Federal Funds Rate; and (y) a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

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(b)

Without limiting immediately preceding clause (a), each Lender, Issuing Lender or other secured party, or any Person who has received funds on behalf of a Lender, Issuing Lender or other secured party such Lender or Issuing Lender, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender, Issuing Lender or other secured party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)

(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)

such Lender, Issuing Lender or other secured party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 17.16(b).

(c)

Each Lender, Issuing Lender or other secured party hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender, Issuing Lender or other secured party under any Credit Document, or otherwise payable or distributable by the Agent to such Lender, Issuing Lender or other secured party from any source, against any amount due to the Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

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(d)

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with immediately preceding clause (a), from any Lender or Issuing Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender or Issuing Lender at any time, (i) such Lender or Issuing Lender shall be deemed to have assigned its Loans (but not its Commitments) of the Facility with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption as to which the Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and, as applicable, such Lender or Issuing Lender shall deliver any notes evidencing such Loans to the Borrower or the Agent, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender or Issuing Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Lender shall cease to be a Lender or Issuing Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender or assigning Issuing Lender and (iv) the Agent may reflect in a register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender or Issuing Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender or Issuing Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender or Issuing Lender and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender, Issuing Lender or other secured party under the Credit Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)

The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any obligations owed by the Borrower or any other Credit Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from the Borrower or any other Credit Party for the purpose of making such Erroneous Payment.

(f)

To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)

Each party’s obligations, agreements and waivers under this Section 17.16 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all obligations (or any portion thereof) under any Credit Document.

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ARTICLE 18 – DECISIONS, WAIVERS AND AMENDMENTS

18.1 Amendments and Waivers by the Majority Lenders

Subject to the other provisions of this Article 18, the provisions of the Credit Documents may be amended or waived, and consents thereunder may be given, only by an instrument signed by the Agent, with the approval of the Majority Lenders, and in the case of an amendment, also signed by the relevant Credit Party.

18.2 Amendments and Waivers by Unanimous Approval

Except as otherwise expressly provided in this Agreement, an amendment, waiver or consent that relates to any of the following matters must be made or given by an instrument signed by the Agent, with the prior consent of all Lenders, and in the case of an amendment, also signed by the relevant Credit Party:

(a)	the extension of the Maturity Date;

(b)	any increase in the amount of the Facility (other than pursuant to Section 2.10) or any change of Borrower;

(c)	any postponement of the due date, any subordination or any reduction of any amount payable hereunder;

(d)

any reduction of any interest rate or fee (including any amendment to Schedule “A” which would have the same economic effect) but excluding any reduction resulting from the determination of the Applicable Margin (or Rate) in accordance with Schedule “A”;

(e)	any release or subordination of any portion of the Security; and

(f)

the provisions of Sections 8.1 and 19.9, any Event of Default provided in Sections 15.1(a), 15.1(c), 15.1(g), 15.1(h), 15.1(i) the provisions of Article 16, Article 17 and Article 18 and the definition of the “Majority Lenders”.

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18.3 Amendments requiring the Consent of the Affected Party

No amendment affecting the rights and obligations of the Agent or an Issuing Lender may be made without the consent of the Agent or such Issuing Lender. No increase in the amount of the Commitment of any Lender may be made without consent of such Lender.

ARTICLE 19 – MISCELLANEOUS

19.1 Books and Accounts

The Agent will keep books and accounts evidencing the transactions made pursuant to this Agreement. Absent manifest error, such books and accounts will be deemed to represent accurately such transactions and the indebtedness of the Borrower under the Facility.

19.2 Determination

In the absence of manifest error, any determination made by the Agent of the amounts payable hereunder and any adjustment (and resulting reallocation) of a Borrowing among Lenders will be conclusive and binding upon the Lenders and the Borrower.

19.3 Prohibition on Assignment by the Borrower

The Borrower may not assign its rights, or the amounts to be received by it, under this Agreement.

19.4 Assignments and Participations

(a)

A Lender (the “Assignor”) may assign, in whole or in part, its Commitment (including outstanding Borrowings owing to it) to any Person who makes, purchases or otherwise invests in commercial loans in the ordinary course of its business (the “Assignee”). The assignment must be made in an instrument in substantially in the form of Schedule "F". The Assignor must pay to the Agent, for its own account, an assignment fee of US$5,000. When the assignment becomes effective, the Assignee will become a Lender and will benefit from the rights and be liable for the obligations of the Assignor, proportionately to the assigned Commitment, and, to the same extent, the Assignor will be released from its obligations;

(b)

No partial assignment of a Commitment may be made if the residual amount of the total Commitment of the Assignor or if the total Commitment of the Assignee is less than US$ [Amount redacted – sensitive commercial information];

(c)

Concurrently with any assignment in favour of an Assignee who is not, at the time of the assignment, party to this Agreement, each Credit Party who has provided Security (if so requested by the Agent) must acknowledge that the Assignee is entitled to the benefit of the Security;

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(d)

Each assignment by a Lender is subject to the prior consent of the Agent and of any Issuing Lender, and, if made at a time when no Event of Default is continuing, to the prior consent of the Borrower (which consents will not be unreasonably withheld, conditioned or delayed). However, no such consent of the Borrower will be required if the Assignee is already a Lender.

(e)

Sections 19.4(a) to 19.4(d) do not apply to a participation that a Lender may grant to another financial institution provided that no such participation will release any Lender from its obligations under the Credit Documents;

(f)

No assignment or participation made at a time no Event of Default is continuing may increase for the Borrower the costs of the Borrowings pursuant to Section 7.5, except if the Borrower has consented to such increase.

19.5 Notes

At the request of a Lender, the Borrower will execute in favour of such Lender a note evidencing its indebtedness to such Lender under this Agreement.

19.6 No Waiver

The omission by the Agent or any Lender to exercise any of its rights will not be deemed to be a waiver of the exercise of any such right subsequently. The omission by the Agent or any Lender to notify any Credit Party of the occurrence of a Default will not be deemed to be a waiver of the right of the Agent or of such Lender to avail itself of such Default.

19.7 Irrevocability of Notices of Borrowings

No Borrower may cancel a notice of Borrowing, conversion, renewal or prepayment. The Borrower concerned must indemnify the Lenders in respect of any loss resulting from its failure to act in accordance with such notice.

19.8 Set-off

If an Event of Default occurs and is continuing, the Agent and each Lender are authorized to set off and to apply any and all deposits held for any Credit Party against any amount due and payable by any Credit Party under the Credit Documents.

19.9 Indemnification

(a)

The Borrower must pay on demand the amount of all reasonable out-of-pocket costs and expenses (including reasonable legal and other professional fees) incurred by the Agent in connection with the Facility and the preparation, negotiation, execution, syndication and administration of the Credit Documents, as well as the reasonable costs and expenses incurred by the Agent or the Lenders in connection with the enforcement of, or the preservation of any rights under, any Credit Document;

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(b)

If any law, regulation, administrative decision or guideline or decision of a court (i) increases the cost of any which of the Facility for any Lender or (ii) reduces the income receivable by any Lender from the Facility (including, without limitation, by reason of the imposition of reserves, taxes or requirements as to the capital adequacy of such Lender, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or Canadian regulatory authorities, in each case pursuant to Basel III, regardless of the dated enacted, adopted or issued but in no event by reason of taxes on the overall net income of a Lender), such Lender may send to the Borrower a statement indicating the amount of such additional cost or reduction of income; in the absence of manifest error, this statement will be conclusive evidence of the amount of such additional cost or reduction of income and the Borrower must pay forthwith said amount to such Lender.

(c)

The Borrower must pay on demand the amount of any loss suffered by a Lender as a result of the conversion or repayment of a Borrowing before the maturity date of its period, irrespective of the cause of such conversion or repayment (including a repayment before maturity resulting from a demand for payment after the occurrence of an Event of Default). In the absence of manifest error, a statement prepared by the affected Lender indicating the amount of such loss and the method by which the loss was calculated will be binding and conclusive;

(d)

The Borrower must indemnify the Agent, the Lenders, their Affiliates and their respective officers, directors, employees and agents (each, an “indemnitee”) and hold them harmless from and against all losses, liabilities, claims, damages or expenses (including costs to defend any claim) suffered or incurred by or made against any of them in any manner whatsoever as a result of any Default or non-compliance by any Credit Party with any law or regulation applicable to the operations of, or to any property owned or operated by, any Credit Party, except for any losses, liabilities, claims damages or expenses suffered by an indemnitee and resulting from the gross negligence or wilful misconduct of such indemnitee.

19.10 Corrections of Errors

The Agent is authorized to correct any typographical error or error in addresses or fax numbers in this Agreement and to substitute such corrected text in the counterparts of this Agreement, provided that such corrections do not modify the meaning or the interpretation of this Agreement and provided that copies of the corrected texts are remitted to each party.

19.11 Communications

The Agent is entitled to rely in its dealings with the Borrower upon any instruction or notice which the Agent believes in good faith to have been given by a Person authorized to give such instruction or notice or to make the applicable transaction.

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19.12 Counterparts

Each Credit Document may be executed by any party hereto in any number of different counterparts, each of which will be deemed to be an original as against any party whose signature appears thereon, and all of which taken together will constitute one single agreement. Except (in respect of this Agreement only) as provided in Section 8.1 of this Agreement, each Credit Document will become effective when it has been executed by the Agent, where required to be executed by the Agent, and when same has received counterparts to that Credit Document that, when taken together, bear the signatures of each of the other parties thereto. Delivery of an executed counterpart of a signature page to a Credit Document by telecopy or electronic mail will be as effective as physical delivery of a manually executed counterpart of that Credit Document.

The words “execution”, “signed”, “signature” and words of like import in any Credit Document will be deemed to include electronic signatures or the keeping of records in electronic form, each of which will be of the same legal effect, including as to its validity and enforceability, as a manually executed signature or the use of a paper‑based recordkeeping system, as the case may be, to the extent and as provided for in any law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be..

ARTICLE 20 – NOTICES

20.1 Sending of Notices

Unless otherwise provided, any notice to be given to a party in connection with this Agreement will be given in writing and will be given by personal delivery, by a reputable delivery service, by telecopier or (except for any notice pursuant to Article 15) by electronic mail, addressed to the recipient at its address specified in Schedule "G" hereof or at such other address as may be notified by such party to the others pursuant to this Article.

20.2 Receipt of Notices

Any notice given by personal delivery or by a delivery service will be conclusively deemed to have been given at the time of such delivery and, if given by telecopier or by electronic mail, on the day of transmittal if before 3:00 p.m. on a Business Day, or on the following Business Day if such transmission occurs on a day which is not a Business Day or after 3:00 p.m. on a Business Day. If the telecopy or electronic transmission system suffers any interruptions by way of a strike, slow-down, a force majeure, or any other cause, a party giving a notice must do so using another means of communication not affected by the disruption.

[Signature Pages Follow]

- 61 -

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed as of the date and year first above written.

NOMAD ROYALTY COMPANY LTD.

Per:	(signed) Vincent Metcalfe
Name:	Vincent Metcalfe
Title:	Chief Executive Officer

Per:	(signed) Elif Lévesque
Name:	Elif Lévesque
Title:	Chief Financial Officer

[Signature Page – Credit Agreement]

S-1

THE BANK OF NOVA SCOTIA as Agent

Per:	(signed) Clement Yu
Name:	Clement Yu
Title:	Director

Per:	(signed) Venita Ramjattan
Name:	Venita Ramjattan
Title:	Analyst

[Signature Page – Credit Agreement]

S-2

THE BANK OF NOVA SCOTIA as Lender

Per:	(signed) Elizabeth Daponte
Name:	Elizabeth Daponte
Title:	Managing Director

Per:	(signed) Rannon Stuive
Name:	Rannon Stuive
Title:	Associate Director

[Signature Page – Credit Agreement]

S-3

CANADIAN IMPERIAL BANK OF COMMERCE as Lender

Per:	(signed) Kazim Mehdi
Name:	Kazim Mehdi
Title:	Executive Director

Per:	(signed) Jens Paterson
Name:	Jens Paterson
Title:	Executive Director

[Signature Page – Credit Agreement]

S-4

ROYAL BANK OF CANADA as Lender

Per:	(signed) Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

[Signature Page – Credit Agreement]

S-5

SCHEDULE “A”
APPLICABLE MARGINS OR RATES

GRID

Level	Ratio	Libor Margin	US Base Rate Margin	Standby Fee	Financial Letters of Credit Fee	Performance Letters of Credit Fee
I	[TABLE REDACTED - SENSITIVE COMMERCIAL INFORMATION]
II
III
IV
V

DETERMINATION OF APPLICABLE MARGIN OR RATE

1.

The rates of the margins applicable US Base Rate Loans and Libor Loans and standby fees and Letters of Credit fees under the Facility (the “Rates”) will be based on the Net Debt to EBITDA Ratio of the Borrower (the “Ratio”), as set forth in the Grid above.

2.

On the 90th day after the end of the first, second and third financial quarters of each financial year of the Borrower and on the 120th day after the end of the fourth financial quarter of each financial year of the Borrower (the “Rate Determination Date”), the Rates will be modified and determined by the Agent on the basis of the Ratio in effect on the last day of such quarter, and, for any day until the next Rate Determination Date, each such Rate will be as indicated in the row corresponding to the applicable Ratio.

3.

Notwithstanding paragraph 2, from the date of this Agreement until the first Rate Determination Date after the date of this Agreement, the Rates will be calculated based on the level indicated in the most recent Compliance Certificate delivered in accordance with Section 14.2(b).

4.	Interest and standby fees will be calculated, for any day, using the applicable Rate in effect on the relevant day.

5.

On each Rate Determination Date, the Agent will be entitled to calculate the Rates relying on the Compliance Certificate furnished in respect of the Borrower for the applicable quarter. If, on any Rate Determination Date, the Agent has not yet received such Compliance Certificate, the Rates in effect until the earlier of (i) receipt of a satisfactory certificate in respect of such quarter, and (ii) the next Rate Determination Date will be as if the Ratio were greater than [Number redacted – sensitive commercial information]. If such certificate is furnished before the next Rate Determination Date, then the Agent will calculate the Rates for each day of the period from the delivery date of the certificate until the next Rate Determination Date as if such delivery date was the Rate Determination Date applicable to that period.

6.

To the full extent permitted by law, all rates and fees specified in the above grid will be increased by [Percentage redacted – sensitive commercial information] while an Event of Default has occurred and is continuing.

SCHEDULE “B”
COMMITMENTS

Lender	Commitment	Percentage
The Bank of Nova Scotia	[AMOUNTS AND PERCENTAGES REDACTED - SENSITIVE COMMERCIAL INFORMATION]
Canadian Imperial Bank of Commerce
Royal Bank of Canada
Total	US$125,000,000	100%

SCHEDULE “C”
NOTICE OF BORROWING
[CONVERSION OR RENEWAL]

[Date]

The Bank of Nova Scotia, as Agent
[Address]

RE: Nomad Royalty Company Ltd.

Reference is made to the amended and restated credit agreement dated as of September 13, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) among Nomad Royalty Company Ltd., as Borrower, The Bank of Nova Scotia, as Agent, and the Lenders party thereto. All terms used but not defined herein have the meaning given to them in the Credit Agreement.

We confirm our request for a Borrowing [or for a conversion or renewal] to be made on [date], the details of which are as follows:

-	Form of Borrowing: [US Base Rate, Libor Loan or Letter of Credit]

-	Amount:

-	Date of Borrowing [or of conversion or renewal]:

-	Period:

On the date hereof, we certify that the representations and warranties set forth in the Credit Agreement are still true and correct in all material respects and that no Default has occurred and is continuing or would occur as a result of the requested Borrowing or the related [Acquisition] [Investment].

NOMAD ROYALTY COMPANY LTD.

Per:

Per:

Note: This form (adapted accordingly) may also be used for a notice of repayment.

Schedule “D”
FORM OF COMPLIANCE CERTIFICATE

[FORM OF CERTIFICATE REDACTED]

Schedule “E”
METAL PURCHASE CONTRACTS

[LIST OF CONTRACTS REDACTED – SENSITIVE COMMERCIAL INFORMATION]

Schedule “F”
FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT entered into as of the ______ day of ____________, • between ___________________________________ (the “Assignor”) and ___________________________________ (the “Assignee”).

WHEREAS an amended and restated credit agreement has been entered into as of September 13, 2021 among Nomad Royalty Company Ltd., as Borrower, The Bank of Nova Scotia, as Agent, and the Lenders (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS the Assignor is a Lender under the Credit Agreement;

WHEREAS, as provided in the Credit Agreement, the Assignor has a Commitment of US$________________;

WHEREAS a Lender may assign, in whole or in part, its Commitment to any other financial institution pursuant to Section 19.4 of the Credit Agreement;

WHEREAS the Assignor proposes to assign to the Assignee all of its rights under the Credit Agreement in respect of a portion of the Assignor’s Commitment, such assigned portion to be in the aggregate amount of US$_____________ (the “Assigned Amount”), together with a corresponding portion of the Borrowings owed to the Assignor in respect of the foregoing, and the Assignee proposes to accept such assignment and assume the corresponding obligations of the Assignor;

NOW, THEREFORE, the parties hereto agree as follows:

1. Definitions

Capitalized terms used but not defined herein have the meanings assigned to them in the Credit Agreement.

2. Assignment

The Assignor hereby assigns and sells to the Assignee all of the rights of the Assignor (the “Assigned Rights”) under the Credit Agreement to the extent of the Assigned Amount.

3. Assumption

The Assignee hereby accepts such assignment and assumes all of the obligations of the Assignor (the “Assigned Obligations”) under the Credit Agreement to the extent of the Assigned Amount, including, for greater certainty, the portion of the Facility made available to the Borrower by the Assignor and still in effect on the Effective Date (as hereinafter defined).

4. Effective Date

This Agreement will come into effect on _________________ (the “Effective Date”).

5. Rights and Obligations of the Parties

Upon the execution and delivery of this Agreement by the Assignor and the Assignee, the consent hereto by the Borrower (if required under the Credit Agreement) and the Agent:

(a)	the Assignee will, as of the Effective Date, have the rights and be obligated to perform the obligations of a Lender under the Credit Agreement with Commitment equal to the Assigned Amount;

(b)

the Commitment of the Assignor will, as of the Effective Date, be reduced by like amounts and the Assignor will be released from its obligations under the Credit Agreement to the extent of the Assigned Obligations which are assumed by the Assignee; and

(c)

the Assignee will, as of the Effective Date, be bound by and entitled to the full benefit of the Credit Agreement and of the other Credit Documents (including the Security Documents) to the extent of the Assigned Rights and Assigned Obligations as if it were an original party thereto.

6. Payments

From the Effective Date, the Agent will make all payments in respect of the Assigned Rights to the Assignee, whether such amounts have accrued prior to or after the Effective Date. The Assignor and the Assignee will make directly between themselves their own arrangements relating to the payment by the Assignee to the Assignor of the price of assignment or to the payment of adjustments (if any) on account of interest and fees accrued prior to or after the Effective Date.

7. Non-Reliance on Assignor

The Assignor makes no representation in connection with, and will have no responsibility with respect to the solvency or financial condition or statements of any Credit Party or of any other Person, or the validity and enforceability of the Credit Documents. The Assignee acknowledges that it has, independently and without reliance on the Assignor, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and will continue to be responsible for making its own independent appraisal of the financial condition of any Credit Party or of any other Person.

8. Representations

The Assignee represents and warrants to the Borrower that this assignment will not increase for the Borrower the costs of the Borrowings pursuant to Section 7.5 of the Credit Agreement. The Assignee and the Assignor represent and warrant to one another, and also to the Borrower, the Agent and the Lenders that they have the capacity, right and power to execute this Agreement and to perform the obligations resulting therefrom, and that they have taken all necessary action to authorize the execution of this Agreement. The Assignor represents and warrants to the Assignee that the Assignor has good and valid title to the Assigned Rights and has not granted any Lien on and has not assigned the Assigned Rights to any other Person.

F-2

9. Warranty

Subject to Section 8, this assignment is made without any warranty, express or implied, from the Assignor.

10. Existing Lender

The rights and obligations of the Assignee resulting form this Agreement are in addition to, and not in substitution for, the rights and obligations that the Assignee may otherwise have as Lender under the Credit Agreement.

11. Governing Law

This Agreement will be governed by and construed in accordance with the laws of the province of Québec.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in the place and on the date mentioned on the first page hereof.

[ASSIGNOR], as Lender	[ASSIGNEE]

Per:	Per:

F-3

The Agent and the Borrower consent to this Agreement. Each of the Material Credit Parties acknowledges and agrees that the Security granted by it in favour of the Agent and the Lenders will also benefit the Assignee.

NOMAD ROYALTY COMPANY LTD.

Per:

Per:

THE BANK OF NOVA SCOTIA, as Agent

Per:

[Names of the Material Credit Parties]

Per:

F-4

SCHEDULE “G”
ADDRESSES FOR NOTICE PURPOSES

THE BANK OF NOVA SCOTIA, as Agent
For purposes of all notices of utilization, conversion, renewals or repayment:

Scotiabank - Global Wholesale Operations,
Lending Services
720 King Street West, 4th Floor
Toronto, Ontario, Canada  M5V 2T3

Attention: Sr. Manager
Fax: [Number redacted - confidentiality reasons]
Email: [Email address redacted - confidentiality reasons]

For all other purposes:

Scotiabank - Global Loan Syndications
Canada, Agency Services
40 King Street West, 62nd Floor
Toronto, Ontario, Canada  M5W 2X6

Attention: Director & Head of Agency Services
Fax: [Number redacted - confidentiality reasons]
Email: [Email address redacted - confidentiality reasons]

NOMAD ROYALTY COMPANY LTD.
1275 Av des Canadiens-de-Montréal
Suite 500
Montreal Québec, H3B 0G4

Attention: [Name redacted - confidentiality reasons]
Email: [Email address redacted - confidentiality reasons]

THE BANK OF NOVA SCOTIA, as Lender

40 King Street West
Toronto, Ontario, Canada M5W 2X6

Attention: [Name redacted - confidentiality reasons]
Fax: [Number redacted - confidentiality reasons]
Email: [Email address redacted - confidentiality reasons]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

161 Bay Street
8th Floor
Toronto, Ontario, Canada  M5J 2S8

Attention: [Name redacted - confidentiality reasons]

Email: [Email address redacted - confidentiality reasons]

ROYAL BANK OF CANADA, as Lender

200 Bay Street
4th Floor, South Tower, Royal Bank Plaza
Toronto, Ontario, Canada  M5J 2W7

Attention: [Name redacted - confidentiality reasons]
Fax: [Number redacted - confidentiality reasons]
Email: [Email address redacted - confidentiality reasons]